5/10


05009553

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME **Grand Banks Energy Corporation**

*CURRENT ADDRESS **444 – 5th Avenue SW, Suite 1600**

Calgary, AB T2P 2T8

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34896 FISCAL YEAR ______

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	X
DEF 14A	(PROXY)	☐		

OICF / BY: S. Min

DATE: 05/17/05

GRAND BANKS ENERGY CORPORATION

For Immediate Release ("GBE" – TSX-V)

GRAND BANKS ENERGY CORPORATION ANNOUNCES PRIVATE PLACEMENT

Calgary, Alberta – January 15, 2004 – Grand Banks Energy Corporation ("Grand Banks") is pleased to announce that it intends to issue by private placement up to 2,000,000 units consisting of one common share and one half of a share purchase warrant at a price of $0.95 per unit ("Unit"). Each Unit is to be comprised of one common share and one half of one common share purchase warrant ("Warrant"). Each full Warrant shall entitle the holder to acquire one common share for a period of eighteen months from the date of closing of the offering at a price of $1.25 per share. The proceeds raised will be used for Grand Bank's ongoing 2004 exploration and development program.

This offering is subject to the approval of the TSX-Venture Exchange.

Grand Banks is listed on the TSX-Venture Exchange under the Symbol GBE.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

For further information please contact:
Grand Banks Energy Corporation
1410, 540 – 5th Avenue S.W., Calgary, Alberta T2P 0M2
(403) 262-8666 (tel) (403) –262-8796 (fax)

Edward C. McFeely
Chairman

This news release shall not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction. The common shares offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

GRAND BANKS ENERGY CORPORATION

For Immediate Release ("GBE" – TSX-V)

GRAND BANKS ANNOUNCES SENIOR MANAGEMENT CHANGES

Calgary, Alberta – January 23, 2004 – Grand Banks Energy Corporation ("Corporation") announces today that Randell B. Pardy has advised the Board of Directors that he will resign as President, Chief Executive Officer and Director of the Corporation effective immediately.

The Board has appointed E.C. (Ted) McFeely, the Chairman of the Corporation as President and Chief Executive Officer to replace Mr. Pardy. Mr. McFeely is a professional petroleum engineer who has worked in the energy business for over 22 years in technical positions as well as senior executive roles including Chairman of the Board and Chief Executive Officer.

The Board of Directors sincerely appreciates the significant contribution Mr. Pardy has made to the Corporation and wishes him well in his future endeavors.

For further information please contact:

Grand Banks Energy Corporation
1600, 444 – 5th Avenue S.W.
Calgary, Alberta T2P 2T8
Phone: (403) 262-8666
Fax: (403) 262-8796

On behalf of the Board,
Grand Banks Energy Corporation

"E.C. (Ted) McFeely"
E.C. (Ted) McFeely
Chairman, President and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

GRAND BANKS ENERGY CORPORATION

For Immediate Release ("GBE" - TSX-V)

GRAND BANKS ANNOUNCES NEW DIRECTORS

Calgary, Alberta – January 29, 2004 – Mr. Edward C. McFeely, Chairman and C.E.O. of Grand Banks Energy Corporation (the "Corporation") is pleased to announce that Mr. Brian Gore and Mr. Kenneth Hayes have joined its Board of Directors, effective immediately.

Brian Gore is a professional landman with extensive experience in both executive roles and as a director of public resource companies. Mr. Gore has over 27 years of Industry experience and has held executive positions with Renaissance Energy, Barrington Petroleum and Cigar Oil & Gas. Mr. Gore most recently held the position of Chairman and C.E.O. of Pivotal Energy Ltd. A plan of Arrangement involving Pivotal Energy Ltd. and Fairborne Energy Ltd. was effected in July 2003.

Kenneth H. Hayes is a native Albertan and holds a M. Sc. (Geology).He has been a member of AAPEGA as a Professional Geologist since 1974. Mr. Hayes has approximately 30 years of diverse and successful experience in the oil and gas business in Western Canada and Internationally. Currently, Mr. Hayes is the Founder /CEO of Wilderness Energy Corp., a private company engaged in oil and gas exploration in Western Canada and Internationally. Previously, from 1989 to 2001 he was a founder and President /CEO of Cometra Energy (Canada) Limited and Canrock Pipelines Ltd., which were also private energy companies.

The Corporation is also pleased to announce that it intends to increase it's previously announced private placement from a maximum of 2,000,000 units to a maximum of 3,000,000 units at a price of $0.95 per unit ("Unit"). Each Unit is to be comprised of one common share and one half of one common share purchase warrant ("Warrant"). Each full Warrant shall entitle the holder to acquire one common share for a period of eighteen months from the date of closing of the offering at a price of $1.25 per share. It is intended that Insiders will participate in the Private Placement for up to 1,100,000 Units. The proceeds will be used for Grand Bank's ongoing 2004 exploration and development program.

The offering is subject to the approval of the TSX-Venture Exchange.

The Corporation also announces the granting of incentive stock options to purchase up to 680,000 common shares to directors of the Corporation. Options have been granted to Edward C. (Ted) McFeely (240,000), Brian H. Gore (200,000), Ken H. Hayes (200,000), and Shawn D. McDonald (40,000). The options will be granted for a period of five (5) years, commencing on January 29, 2004, at $1.05 per share. The options will vest in three equal parts with one part vesting immediately and the other two parts each vesting on the next two subsequent anniversary dates.

The granting of the said options is subject to acceptance by the TSX-Venture Exchange.

For further information please contact:

Grand Banks Energy Corporation
1600, 444 – 5th Avenue S.W.
Calgary, Alberta T2P 2T8
Phone: (403) 262-8666
Fax: (403) 262-8796
E.C. (Ted) McFeely
Chairman, President and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

This news release shall not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction. The common shares offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

GRAND BANKS ENERGY CORPORATION

For Immediate Release ("GBE" – TSX-V)

GRAND BANKS ANNOUNCES WELL PARTICIPATION

Calgary, Alberta – February 10, 2004 – Mr. Edward C. McFeely, Chairman and C.E.O. reports that Grand Banks Energy Corporation (the "Corporation") has released the status of the exploratory well it participated in at Berland River West 10-22-58-25W5M. The well was drilled to a total depth of 3, 758 metres and cased, and completed as a Devonian Wabamun gas well. Additional potential exists in uphole zones in the well that have not been evaluated at this time. Further delineation plans for the resource will be developed once production has commenced sometime early in the third quarter of this year at rates yet to be determined. Grand Banks owns a 9.375 per cent working interest in the well.

For further information please contact:

Grand Banks Energy Corporation
1600, 444 – 5th Avenue S.W.
Calgary, Alberta T2P 2T8
Phone: (403) 262-8666
Fax: (403) 262-8796
E.C. (Ted) McFeely
Chairman, President and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

GRAND BANKS ENERGY CORPORATION

For Immediate Release (“GBE” – TSX-V)

GRAND BANKS ENERGY CORPORATION ANNOUNCES CLOSING OF $2.7 MILLION PRIVATE PLACEMENT

Calgary, Alberta – February 27, 2004 – Grand Banks Energy Corporation (“Grand Banks”) announces completion of a previously announced private placement of units.

Earlier today Grand Banks issued 2,884,267 units at a price of $0.95 per unit for aggregate gross proceeds of $2,740,053.65. Each unit is comprised of one common share and one half of one share purchase warrant. Each whole warrant is exercisable for 18 months at a price of $1.25 per share. The Directors of Grand Banks collectively subscribed for 1,000,000 units.

The securities issued today have been issued with a four month hold period expiring on June 28, 2004.

Grand Banks intends to use the proceeds from this private placement for its ongoing exploration and development program as well as for yet to be identified acquisitions. After completion of this private placement of units, Grand Banks has cash reserves of approximately $9.3 million, no debt and $750,000 in available lines of credit.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

For further information please contact:

Grand Banks Energy Corporation
1600, 444 – 5th Avenue S.W., Calgary, Alberta T2P 2T8
(403) 262-8666 (tel) (403) –262-8796 (fax)

E.C. (Ted) McFeely
President and Chief Executive Officer

This news release shall not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction. The common shares offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

GRAND BANKS ENERGY CORPORATION

For Immediate Release ("GBE" – TSX-V)

GRAND BANKS ANNOUNCES NEW DIRECTOR

Calgary, Alberta – May 12, 2004 – Mr. Edward C. McFeely, Chairman, President and C.E.O. of Grand Banks Energy Corporation ("Corporation") is pleased to announce that Mr. W.J. (Bill) McNaughton C.A. has joined its Board of Directors, effective immediately. Mr. McNaughton is a Chartered Accountant with 30 years experience in the oil & gas industry and he will be serving as the Chairman of the Audit Committee.

The Corporation also announced today the granting of 200,000 stock options exercisable at $1.05 per share for a period of five years from the later of the date of grant or the date of vesting. The options will vest in three equal parts with one part vesting immediately and the other two parts each vesting on the next two subsequent anniversary dates.

The granting of the said options is subject to acceptance by the applicable securities regulatory authorities.

For further information please contact:

Grand Banks Energy Corporation
1600, 444 – 5th Avenue S.W.
Calgary, Alberta T2P 2T8
Phone: (403) 262-8666
Fax: (403) 262-8796

On behalf of the Board,
Grand Banks Energy Corporation

"E.C. (Ted) McFeely"
E.C. (Ted) McFeely
Chairman, President and Chief Executive Officer

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

GRAND BANKS ENERGY CORPORATION

For Immediate Release ("GBE" – TSX-V)

GRAND BANKS ANNOUNCES NEW DIRECTOR, RELEASES SECOND QUARTER RESULTS

Calgary, Alberta – August 26, 2004 – Mr. Edward C. McFeely, Chairman, President and C.E.O. of Grand Banks Energy Corporation ("Corporation") is pleased to announce that Mr. Thomas S. Bamford, P. Eng has joined its Board of Directors as an independent board member, effective immediately. Mr. Bamford is a Professional Engineer with over 29 years of experience in the oil & gas industry and he will be serving as the Chairman of the Reserves Committee.

The Corporation also released, today, financial statements for the six month interim period ended June 30, 2004. These statements will be posted and can be viewed on the SEDAR website, located on the internet at www.sedar.com.

The Corporation also announced today the granting of 580,000 stock options exercisable at $1.05 per share to directors, officers, and employees for a period of five years from the later of the date of grant or the date of vesting. The options will vest in three equal parts with one part vesting immediately and the other two parts each vesting on the next two subsequent anniversary dates. (On a change of management or control these options vest immediately). After the grant of these options, the Corporation will have a total of 1.58 million options outstanding at an exercise price of $1.00 to $1.05 per share. The Corporation currently has 18.67 million shares outstanding.

The granting of the said options is subject to acceptance by the applicable securities regulatory authorities.

The Corporation also announced today that the previously announced Berland River 10-22-58-25 W5M Devonian gas well, in which the Corporation holds a 9.375% working interest, has been equipped and tied in to production facilities and commenced production on August 25, 2004. Further information respecting stabilized production rates will be announced when available.

The Corporation has also participated in the drilling of two wells in the Peace River Arch area of Alberta at working interests of 45% and 50%, respectively. Both of these wells have been cased and preliminary tests indicate that they will be commercial oil and gas producers. Both wells are expected to be tied in and to commence production during the third quarter. The Corporation's share of the production from these two wells, along with that from the aforementioned Berland 10-22 well, are expected to result in a significant increase in the Corporation's daily sales volumes of oil and gas, which averaged 116 boe/d during the second quarter ending June 30, 2004.

The Corporation currently has approximately $7.2 million of cash and short term investments and no debt. These funds will be used primarily to fund a drilling program consisting of approximately 10 gross (approximately 6 net) wells that are expected to be drilled before year-end. A significant proportion of the wells will target high impact exploration targets in B.C., Alberta and Saskatchewan. The program is expected to commence within two weeks (depending on weather) with the drilling of two deep Devonian exploration tests. Further details respecting this drilling program as well as a summary of other pertinent information will be made available in an updated Corporate presentation that is to be posted on the Grand Banks website located at www.grandbanksenergy.com prior to September 3, 2004.

For further information please contact:

Grand Banks Energy Corporation
1600, 444 – 5th Avenue S.W.
Calgary, Alberta T2P 2T8
Phone: (403) 262-8666
Fax: (403) 262-8796

On behalf of the Board,
Grand Banks Energy Corporation

"E.C. (Ted) McFeely"
E.C. (Ted) McFeely
Chairman, President and Chief Executive Officer

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES.

GRAND BANKS ENERGY CORPORATION

For Immediate Release ("GBE" – TSX-V)

GRAND BANKS PROVIDES OPERATIONAL UPDATE

Calgary, Alberta – October 14, 2004 – Grand Banks Energy Corporation (the "Corporation") (TSX-V:GBE) announced today the commencement of its fourth quarter drilling program which involves the drilling of approximately 10 gross wells (approximately 6 net wells), three of which target high-impact exploratory objectives.

The Corporation is participating in a deep, gas exploration prospect located at Sojer in north eastern British Columbia. Thunder Energy Inc. is the operator of the Impact et al Sojer a-72-L/94-H-4 well, which is a 3,500 meter Slave Point test. The high impact well spudded on October 5th and is expected to take about 72 days to drill. The Corporation will pay 20% of the costs of the well to earn a 20% working interest before payout, (11% after payout) in the well and in three sections of land. The Sojer well is located approximately 15 km. southwest of the Bubbles a-47-A/94-G-8/2 well that is reportedly producing gas from the Slave Point formation at gross raw rates of over 23 MMcf/d.

The Corporation has spudded the first of three operated exploration wells in west central Alberta. Firstly, the Meekwap 1-26-66-15W5 well is a 2,350 metre exploration well (100% working interest before payout, 50% after payout) spudded on October 4th. This well will test a 3-D seismically defined anomaly targeting light oil in the Nisku formation just to the east of the Meekwap D2A Unit, which has produced 42 million barrels of oil from this zone. The second well is located at Virginia Hills and will target Cretaceous objectives for gas or light oil (88.75% working interest). The third well is at Iosegun with its primary target being medium gravity oil in the Triassic Montney formation (100% working interest before payout, 50% after payout). Successful results from any of these exploration wells could set up a number of follow-up drilling locations on the seven gross sections of land earned by the drilling of these prospects.

The Corporation has commenced the acquisition of an eight square mile 3-D seismic program in its Peace River, north western Alberta core area. By paying approximately 75% of the seismic costs, the Corporation will earn an interest in lands and an option to participate in the drilling of wells to earn additional interests. The 3-D program is in the same general area as a successful oil well that the Corporation participated in drilling during the summer and recently brought on production at a gross rate of over 150 barrels per day of oil (67 barrels per day net).

At Berland River, the Corporation will be participating with a 9.375% working interest in the drilling of a well offsetting the successful 10-22-58-25W5M Wabamun gas discovery that was brought on production at the end of August at a gross rate of approximately 3.5 MMcf/d. The 02/10-22 twin will target prospective Cretaceous zones that were identified in the original 10-22 well. Wells that produce from similar prospective zones in the

general area can produce at gross rates up to 10 MMcf/d or more. The 02/10-22 well is expected to spud in October.

The Corporation has recently signed a deal with a mid-sized production and exploration company that involves the joint drilling of two wells in the Kakwa area in north western Alberta. The first well is a multi-zone Cretaceous exploratory test in which the Corporation will pay 25% to earn 17.5% after payout and one section of land. The second well is also a multi-zone test that offsets by 2.5 km. a new pool Cardium oil discovery that had initial production rates over 500 bopd from the Cardium and tested an additional one MMcf/d of gas from each of two other formations. This well is expected to drill in the first quarter of 2005. The Corporation will pay 50% of the costs of this well to earn a 35% interest after payout.

In a separate but related deal with the same company, Grand Banks purchased a 16.67% working interest in a 19 section deep exploration license located in the Harley area, which is about 40 km. southwest of the Berland River 10-22-58-25 W5M gas well. An analysis of a 3D seismic survey that was shot over these lands shows the presence of an anomaly that has been interpreted as a significant Leduc Pinnacle reef at a depth of approximately 5,000 meters. Similar pinnacles located in front of the main bank edge of the Leduc reef in the general area are reportedly productive of sour gas at initial gross rates up to 30 MMcf/d, with gross reserves of up to 90 Bcf. The seismic also indicates that there are two drillable Wabamun anomalies identified on the lands. One of the Wabamun anomalies would be tested by the drilling of the Leduc target. Subject to licensing and finalization of land and contract details, a test well is slated for drilling in the summer of 2005.

In the Midale area of southeast Saskatchewan, the Corporation is preparing for the drilling of a 1,930 meter exploratory well that will test the Devonian Duperow formation. The location is based upon the interpretation of a 3-D seismic survey and is located one mile west of a Duperow oil field that is reportedly producing over 700 barrels per day of light oil from 6 wells. The Corporation has a 100% working interest in this proposed well.

The Corporation has formulated a business plan whereby it utilizes flow-through funds to drill high-impact exploratory plays while at the same time balancing risk by accumulating land and prospects in areas that have the potential for lower risk development drilling. To this end, the Corporation has acquired approximately 8,000 acres of land in both the Williston Basin and the Kidney areas of Alberta that have good potential for lower risk oil development. The Corporation is currently doing preparatory work that it hopes will lead to initial wells in these prospect areas. The Corporation expects, before the end of the year, to operate the drilling of two 100% working interest exploratory locations in Manitoba that will target Bakken oil at a depth of 1,050 meters. Successful wells in this play type are expected to commence production of light sweet crude at oil at rates in the 25 boe/day range. Manitoba has a very favorable royalty regime that could lead to field netbacks, based upon current prices, of $40 per barrel or more. The area has the potential for extensive development drilling.

The Corporation expects that its net corporate production will have increased to approximately 350 boe/d by the end of October, 2004 once the summer drilling activity is tied in and on production. This estimate does not include potential production from any of the drilling prospects described above.

The Corporation currently has about $6 million in cash or equivalents, no debt, and 18.67 million shares outstanding. The Corporation also has over $32 million in tax pools that can be used to shelter income from successful exploration and development projects.

For further information please contact:

Grand Banks Energy Corporation
1600, 444 – 5th Avenue S.W.
Calgary, Alberta T2P 2T8
Phone: (403) 262-8666
Fax: (403) 262-8796
E.C. (Ted) McFeely
Chairman, President and Chief Executive Officer

Statements regarding anticipated oil and gas production and other oil and gas operating activities, including the costs and timing of those activities, are "forward-looking statements". These Statements involve risks that could significantly impact the Corporation. These risks include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services and government regulation and foreign political risks, as well as other risks commonly associated with the exploration and development of oil and gas properties.

GRAND BANKS ENERGY CORPORATION

For Immediate Release ("GBE" – TSX-V)

GRAND BANKS ENERGY CORPORATION ANNOUNCES $4.35 MILLION FLOW THROUGH PRIVATE PLACEMENT

Calgary, Alberta – October 25, 2004 Grand Banks Energy Corporation (the Company) is pleased to announce that it has entered into a bought deal financing agreement led by Acumen Capital Finance Partners Limited to issue 3 million flow-through common shares on a private placement basis at a price of $1.45 per share, for gross proceeds of $4.35 million. In addition the Company has granted the underwriters an over allotment option of 500,000 flow-through shares at the issue price.

This offering is subject to the approval of the TSX-Venture Exchange.

Grand Banks Energy Corporation is a junior oil and gas producer and the net proceeds will be used for its exploration and development.

For further information please contact:

Grand Banks Energy Corporation
1600, 444 – 5th Avenue S.W.
Calgary, Alberta T2P 2T8
Phone: (403) 262-8666
Fax: (403) 262-8796

E.C. (Ted) McFeely
Chairman, President and Chief Executive Officer

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release shall not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction. The common shares offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES.

GRAND BANKS ENERGY CORPORATION

For Immediate Release ("GBE" – TSX-V)

GRAND BANKS ENERGY CORPORATION ANNOUNCES EXPANDED PRIVATE PLACEMENT

Calgary, Alberta – October 27, 2004 Grand Banks Energy Corporation ("Grand Banks") is pleased to announce that it has increased the private placement announced October 25, 2004 from $5.075 million to $6.525 million. The Underwriters, Acumen Capital Partners and Haywood Securities Inc. have exercised their option to place an additional 500,000 flow through shares and Grand Banks has agreed to a placement of an additional 1,000,000 flow through shares. As a result, a total of 4,500,000 flow through shares will be issued at $1.45 per share.

Grand Banks is listed on the TSX-Venture Exchange under the Symbol GBE.

This offering is subject to the approval of the TSX-Venture Exchange.

Grand Banks Energy Corporation is a junior oil and gas producer and the net proceeds will be used for its exploration and development opportunities.

For further information please contact:

Grand Banks Energy Corporation
1600, 444 – 5th Avenue S.W.
Calgary, Alberta T2P 2T8
Phone: (403) 262-8666
Fax: (403) 262-8796

E.C. (Ted) McFeely
Chairman, President and Chief Executive Officer

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release shall not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction. The common shares offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES.

GRAND BANKS ENERGY CORPORATION

For Immediate Release ("GBE" – TSX-V)

GRAND BANKS ENERGY CORPORATION ANNOUNCES VICE PRESIDENT OPERATIONS

Calgary, Alberta – November 2, 2004 Grand Banks Energy Corporation (the "Corporation") is pleased to announce that Mr. Keith Wilford has joined the Corporation as Vice President, Operations effective immediately.

Keith joins Grand Banks Energy Corp. with over 20 years of technical and management experience with both large and junior oil and gas companies. His most recent role was Vice President and Chief Operating Officer at Choice Resources Corp. where he helped grow the company from 350 BOE/d to over 1800 BOE/d through drilling and acquisitions in just fifteen months. Prior to that, Keith was Vice President Operations with Virtus Energy Ltd. which grew from 200 BOE/d to 700 BOE/d in the year he was there. Previously he was Vice President of Engineering at Southward Energy Ltd. where he played a key role in the growth of the company from 800 BOE/d to 8200 BOE/d over a two period. Keith's experience includes nine years at Canadian Hunter Exploration Ltd. where he held increasingly responsible roles. Keith began his career at Dome Petroleum and Amoco Canada Petroleum Company Ltd. Keith brings a strong engineering background to Grand Banks Energy with extensive experience in operations. We are confident that Keith's strong engineering background and track record will be instrumental in Grand Banks Energy's future growth.

The Corporation also announced today the granting of 150,000 stock options exercisable at $1.15 per share for a period of five years from the later of the date of grant or the date of vesting. The options will vest in three equal parts with one part vesting immediately and the other two parts each vesting on the next two subsequent anniversary dates.

The granting of the said options is subject to acceptance by the applicable securities regulatory authorities.

Grand Banks is listed on the TSX-Venture Exchange under the Symbol GBE.

This offering is subject to the approval of the TSX-Venture Exchange.

For further information please contact:

Grand Banks Energy Corporation
1600, 444 – 5th Avenue S.W.
Calgary, Alberta T2P 2T8
Phone: (403) 262-8666
Fax: (403) 262-8796

E.C. (Ted) McFeely
Chairman, President and Chief Executive Officer

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES.

GRAND BANKS ENERGY CORPORATION

For Immediate Release ("GBE" – TSX-V)

GRAND BANKS ENERGY CORPORATION ANNOUNCES COMPLETION OF PRIVATE PLACEMENT

Calgary, Alberta – November 12, 2004 – Grand Banks Energy Corporation ("Grand Banks") is pleased to advise that the "bought deal" financing, first announced October 25, 2004, has been completed. A total of 4,500,000 common shares were issued on a "flow-through" basis (the "flow-through shares") at a price of $1.45 per share for gross proceeds of $6,525,000. Acumen Capital Finance Partners Limited and Haywood Securities Inc. acted as underwriters. The flow-through shares are subject to a four month hold period. The net proceeds of the private placement will be used to fund expenditures that will qualify as Canadian Exploration Expense, which will be renounced to subscribers for the 2004 taxation year.

Grand Banks is listed on the TSX-Venture Exchange under the Symbol GBE.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

For further information please contact:

Grand Banks Energy Corporation
1410, 540 – 5th Avenue S.W., Calgary, Alberta T2P 0M2
(403) 262-8666 (tel) (403) –262-8796 (fax)

Edward C. McFeely
Chairman

GRAND BANKS ENERGY CORPORATION

For Immediate Release ("GBE" – TSX-V)

GRAND BANKS ENERGY CORPORATION RAMPS UP PRODUCTION WITH THE DRILL BIT

Calgary, Alberta – January 24, 2005 Grand Banks Energy Corporation (the 'Corporation') is pleased to provide an update in respect of its drilling activities. Since October, 2004, Grand Banks has participated in or operated the drilling of a number of successful wells, resulting in substantial growth to its production base. The Corporation has successfully completed the expenditure of all of the flow through funds that were raised during 2003.

Grand Banks' production during the last week of December, 2004 was 385 boe/d (barrels of oil equivalent per day), which was a significant increase from the Q3 average of 139 boe/d and our average for the second quarter of 116 boe/d. January 2005 production is expected to average about 400 boe/d. Additional tie-ins of wells that have been drilled and completed are expected to further increase our Q1 exit volumes to the 800 to 1,000 boe/d range. All of the growth described has resulted from successful drilling rather than acquisitions.

Grand Banks is currently involved in the drilling and/or completion of a number of additional wells. Also, we have recently cased two exploratory wells targeting light sweet Bakken crude in the Williston Basin. Grand Banks controls, with a 100% working interest, over 5,000 acres of land that appear to be highly prospective for Bakken oil. Development of the Grand Banks lands, if justified by completion and production results, could lead to a development program that may ultimately involve the drilling of 50 or more wells.

The Corporation is continuing to acquire land and seismic, and enter into exploration joint ventures to provide additional drilling opportunities. Grand Banks has recently completed the acquisition of two new 3D seismic surveys. The interpretation of the data has been completed and two initial exploratory locations have been selected. Both of these wells (with Grand Banks working interests of 30 to 50%) are expected to spud prior to the end of February, 2005.

In conjunction with industry partners, we are also reviewing a number of deep exploratory plays, supported by 3D seismic, that target prolific Devonian carbonate gas reservoirs at depths of 3,000 to 3,500 meters. Grand Banks expects to drill up to 4 of these targets, at working interests in the 10 to 20% range, within the next year. These prospects will complement Grand Banks previously announced 16.67% working interest in a 19 section deep license at Harley, Alberta. At Harley, the interpretation of a 3D seismic survey over the lands has identified drillable anomalies targeting the Leduc and Wabamun formations.

The Corporation will continue its strategy of utilizing flow-though funds to drill high-impact exploratory wells while at the same time balancing risk by acquiring land, seismic and prospects in areas that have the potential for lower risk development drilling. Grand Banks currently has 23.23 million shares outstanding, no debt, and possesses over $32 million in tax pools. Additional details respecting Grand Banks Energy Corporation are available on its new web site, located at www.grandbanksenergy.com.

For further information please contact:

Grand Banks Energy Corporation
1600, 444 – 5th Avenue S.W.
Calgary, Alberta T2P 2T8
Phone: (403) 262-8666
Fax: (403) 262-8796

E.C. (Ted) McFeely
Chairman, President and Chief Executive Officer

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements including expectations of future production. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated

NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES.

GRAND BANKS ENERGY CORPORATION

For Immediate Release ("GBE" – TSX-V)

GRAND BANKS ENERGY CORPORATION ANNOUNCES $4.875 MILLION FLOW THROUGH PRIVATE PLACEMENT

Calgary, Alberta – February 14, 2005 Grand Banks Energy Corporation (the Company) is pleased to announce that it has entered into a bought deal financing agreement, led by Haywood Securities Inc., to issue 2.5 million flow-through common shares on a private placement basis at a price of $1.95 per share, for gross proceeds of $4.875 million. . In addition the Company has granted the underwriters an over allotment option of 500,000 flow-through shares at the issue price.

This offering is subject to the approval of the TSX-Venture Exchange.

The net proceeds from the offering will be used for exploration and development, including the Company's participation in an expanded high impact deep gas exploration program. This program will involve the drilling, over the next year, of up to seven 3D seismically defined Devonian targets located in West Central Alberta and N.E. British Columbia

For further information please contact:

Grand Banks Energy Corporation
1600, 444 – 5th Avenue S.W.
Calgary, Alberta T2P 2T8
Phone: (403) 262-8666
Fax: (403) 262-8796

E.C. (Ted) McFeely
Chairman, President and Chief Executive Officer

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release shall not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction. The common shares offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES.

GRAND BANKS ENERGY CORPORATION

For Immediate Release

("GBE" – TSX-V)

GRAND BANKS ENERGY CORPORATION ANNOUNCES COMPLETION OF $5.875 MILLION PRIVATE PLACEMENT

Calgary, Alberta – March 3, 2005 – Grand Banks Energy Corporation (the "Company") is pleased to announce that the "bought deal" financing announced on February 14, 2005 has been completed. The underwriters, Haywood Securities Inc. and Acumen Capital Finance Partners Limited, exercised their option in full and an aggregate of 3,000,000 common shares were issued on a flow-through basis at a price of $1.95 per share for total gross proceeds of $5,875,000. The shares issued are subject to a four month hold period that expires on July 4, 2005.

The net proceeds of the private placement will be used for exploration and development, including the Company's participation in an expanded high impact deep gas exploration program. This program will involve the drilling, over the next year, of up to seven 3D seismically defined Devonian targets located in West Central Alberta and N.E. British Columbia.

Grand Banks is listed on the TSX-Venture Exchange under the Symbol GBE.

For further information please contact:

Grand Banks Energy Corporation
1600, 444 – 5th Avenue S.W.
Calgary, Alberta T2P 2T8
Phone: (403) 262-8666
Fax: (403) 262-8796

E.C. (Ted) McFeely
Chairman, President and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

This news release shall not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction. The common shares offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

GRAND BANKS ENERGY CORPORATION

For Immediate Release ("GBE" – TSX-V)

GRAND BANKS ENERGY CORPORATION PROVIDES OPERATIONAL UPDATE AND ANNOUNCES YEAR END RESULTS

Calgary, Alberta – April 26, 2005 – 2004 has been a milestone year for Grand Banks Energy Corporation ("Grand Banks" or the "Corporation"). We have put in place all of the fundamentals required to facilitate growth and have significantly increased our production, reserves and land base. The following points summarize the progress made over the last year:

- Production: Using a boe equivalency of 1 barrel of oil equals 6 Mcf of gas, petroleum and natural gas production averaged 152 boe/d in 2004, an increase of 79% over the 2003 average of 85 boe/d. The exit rate for 2004 was in excess of 300 boe/d. The exit rate for the first quarter of 2005 is over 1,000 boe/d. All of the increases in production have come solely from drilling.

- Financial Resources: Grand Banks raised significant funds through financing activities during 2004. The Corporation raised $9.4 million in equity and exited 2004 with working capital of $3.6 million and no debt. An additional flow-through financing in February 2005 priced at $1.95 per share raised an additional $5.85 million. With the proceeds of these financings, as well as anticipated cash flow, funds from the exercise of outstanding warrants, and expanded bank lines, Grand Banks expects to spend over $20 million on capital programs in 2005. As of May 1, 2005, Grand Banks expects to have working capital of about $5.5 million, and no debt. Grand Banks currently has approximately 26.6 million shares outstanding.

- Corporate Development: In 2004, Grand Banks made significant changes to its board of directors and management. The Corporation has assembled a five person board consisting of experienced and successful oil and gas executives with expertise in the disciplines of finance, land, engineering, and geology. The Corporation has also put in place a well qualified team of motivated and invested professionals to manage its operations and growth.

- Land: Grand Banks has assembled an undeveloped land position in excess of 15,000 net acres. A significant portion of this land consists of 100% interest lands located in the Williston Basin in Saskatchewan and Manitoba. Seismic is currently being shot to help define the potential of a number of plays targeting light oil. An exploration and development program that may involve the drilling of as many as 35 wells over the next year has been formulated.

Grand Banks has filed its audited financial statements and a copy of the MD&A for the year ended Dec 31, 2004, on the SEDAR website located at www.sedar.ca, and on the Corporation's website. A copy of the Corporation's independent reserve report dated December 31, 2004 has been filed on SEDAR as well.

OUTLOOK:

As a result of successful wells from its drilling activities in 2004 and Q1 2005, Grand Banks Energy Corporation has increased its production to the key 1,000 boe/d level. However, a substantial proportion of Grand Banks production comes from high deliverability gas wells that are expected to decline significantly over the coming year. To consolidate its production gains and facilitate future growth, Grand Banks has assembled a large inventory of capital projects and drilling opportunities.

First, Grand Banks has interests in three new successful wells, in the Kakwa and Wood River Areas, that have been completed and production tested. These wells are expected to be tied in and producing by the end of July, 2005 at a combined net rate in the 230 boe/d range.

Second, the Corporation has entered into a number of joint ventures for the drilling of approximately seven deep gas exploration targets by the end of Q1, 2006. Grand Banks working interest in these prospects, each of which has been defined using 3D seismic, will range from 15 to 20%. The unrisked gross productivity potential of drilling targets such as these ranges from 10 MMcf/d to 30 MMcf/d of raw gas per well. The deepest of these prospects, called the Harley prospect, is located 30 miles north-west of Hinton, Alberta on a 19 section block of lands in which Grand Banks owns a 16.67% working interest. The first Harley well, located at 2-21-55-27 W5M, involves the drilling of a 5,000 meter test seeking sour gas in a Leduc pinnacle reef. Based upon analogous wells, this prospect has the potential to add in excess of 500 boe/d sales net to Grand Banks. This well, expected to spud in early September of this year, will take about 120 days to drill. The 3D seismic survey covering the lands also shows the presence of a separate well-defined seismic feature indicative of sweet gas from a fractured limestone "Musreau" type Wabamun play. A deep well testing this high-deliverability prospect has been tentatively planned for mid-2006.

Third, the Corporation will follow up on successful light oil wells that have been drilled in the Williston Basin and central Alberta with additional exploration and development. As mentioned, Grand Banks, subject to encouraging results from its seismic and exploratory step-outs, expects to drill as many as 35 wells targeting light oil within the next year.

Finally, Grand Banks is involved in a number of additional projects and business initiatives that will provide the potential for immediate production gains or help to set up future growth opportunities. At Grand Banks' Peace River Arch core area two drilling locations have been identified on company interest lands (at 20% and 50% working interests, respectively) for the drilling of multi-zone gas targets. The first well will spud shortly after break-up. The Corporation is also examining two opportunities for joint ventures on a farm-in or seismic option basis in this area. A shallow gas drilling location with multi-zone potential has been identified on 50% Company lands in the Alix area of central Alberta. Grand Banks is also working on a number of other deals, including production swaps, that will enable it to consolidate assets within its core areas and help facilitate future activity.

Grand Banks is an oil and gas exploration and development company that relies primarily on the drill-bit to provide growth and add value to its shares. Grand Banks has made very significant progress in 2004 towards building a production and land base and developing key relationships with valued industry partners. With its large tax pools totaling over $37 million, $5.5 million in working capital, a focused management team and an extensive inventory of exploration and development drilling prospects, the Corporation is confident that it has all of the ingredients in place to generate continued growth in 2005 and beyond.

E.C. McFeely, President and C.E.O
Phone: (403) 262-8666
Fax: (403) 262-8796

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES.

Statements regarding anticipated oil and gas production and other oil and gas operating activities, including the costs and timing of those activities, are "forward looking statements". These Statements involve risks that could significantly impact the Corporation. These risks include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services and government regulation and foreign political risks, as well as other risks commonly associated with the exploration and development of oil and gas properties.

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS

I, EDWARD C. MCFEELY, PRESIDENT AND CEO OF GRAND BANKS ENERGY CORPORATION certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Grand Banks Energy Corporation (the issuer) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

Date: April 20, 2005

"signed Edward C. Mcfeely"
Edward C. McFeely
President and CEO

RECEIVED
2005 MAY 10 A 9:07
OFFICE OF [illegible] CORPORATE [illegible]

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS

I, SHAWN D. MCDONALD, CORPORATE SECREATARY, ACTING AS CFO, OF GRAND BANKS ENERGY CORPORATION certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Grand Banks Energy Corporation (the issuer) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

Date: April 20, 2005

"signed Shawn D. McDonald"
Shawn D. McDonald
Corporate Secretary, acting as CFO

INSTRUMENT OF PROXY

For the Annual Special Meeting of the Shareholders of
GRAND BANKS ENERGY CORPORATION

To be held on June 2, 2004

THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION

The undersigned, being a shareholder of Grand Banks Energy Corporation, (the "Corporation") hereby appoints (with full power of appointment and substitution), E.C. (Ted) McFeely, President, or failing him, Shawn D. McDonald, Corporate Secretary, or in place or stead of the foregoing, ________________________ ____________________________________ as Proxy of the undersigned to attend the Annual Special Meeting of shareholders of the Corporation to be held at the Cardium Room, Petroleum Club, 319 - 5 Ave SW., Calgary, Alberta on Wednesday, June 2, 2004 at 10:00 am (local time) and at any adjournment thereof. The undersigned hereby revokes any instrument of proxy heretofore given to attend and vote at the said Annual Special Meeting. Without limiting the general power hereby conferred, the person above named is directed to vote as follows:

1. VOTE FOR ___ or WITHHOLD ___ electing as directors the nominees of management named in the information circular dated May 3, 2004 (the "Information Circular"): **(if no selection is made, to vote FOR the nominees of management)**

2. VOTE FOR ___ or WITHHOLD ___ appointing BDO Dunwoody LLP, Chartered Accountants, as the auditors of the Corporation: **(if no selection is made, to vote FOR the appointment of BDO Dunwoody as auditor):**

3. VOTE FOR ___ or TO VOTE AGAINST ___ approving a rolling stock option plan authorizing the grant of options for common shares to a maximum of 10% of the issued shares with no vesting provisions; **(if no selection is made, to vote FOR the Stock Option Plan):**

4. At the discretion of the said Proxyholder, to vote upon any amendments or variation of the above matter or any other matter that may be properly before the said Annual Special Meeting or any adjournment thereof.

This Proxy is solicited on behalf of the Management of the Corporation and will be voted as directed in the space provided above or, if no direction is given, it will be voted FOR each resolution.

The persons named in this Proxy are directors and officers of the Corporation. Each shareholder has the right to appoint a person, who need not be as shareholder, to attend and to act for him on his behalf at the Annual Special Meeting, other than the persons designated above. To exercise such rights, the names of the persons designated by Management to act should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

Dated this ____ day of ____________, 2004.

____
Signature of Shareholder

____
Shareholder's Name (Please Print)

Notes:

1. In the event that the date is not completed, this Proxy will be deemed to be dated upon the day that it is mailed by the Corporation.

2. This Proxy will not be valid and will not be acted upon or voted unless it is signed and delivered to the attention of the Global Corporate Compliance Inc., 602, 304 – 8th Avenue S.W., Calgary, Alberta T2P 1C2, not later than 48 hours (excluding Saturdays, Sundays, and holidays) prior to the Meeting or any adjournment thereof.

3. In addition to any revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the security holder or his attorney duly authorized in writing or, if the security holder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized and deposited either at the registered office of the Corporation, 1600, 444 – 5th Avenue S.W., Calgary, Alberta T2P 2T8, at any time up to and including 4:30 p.m. on the last Business Day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman at the Meeting on the day of the Meeting, or any adjournment thereof and upon such deposit, the proxy is revoked.

4. The signature on this Form of Proxy should be exactly the same as the name in which the shares are registered. If the appointer is a corporation, the Form of Proxy must be executed under its corporate seal and signed by an officer or attorney duly authorized. Persons signing as executors, administrators, trustees etc. should so indicate.

GRAND BANKS ENERGY CORPORATION

NOTICE OF ANNUAL SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the Annual Special Meeting of Grand Banks Energy Corporation. ("the Corporation") will be held at the Petroleum Club, in the Cardium Room, at 319 - 5th Avenue S.W., Calgary, Alberta on Wednesday June 2, 2004 at 10:00 am (Calgary time) to transact the usual business of an Annual Special Meeting and for the following purposes:

1. to receive the financial statements for the year ended December 31, 2003 and the auditors' report thereon;
2. to elect directors;
3. to appoint an auditor and to authorize the directors to fix the remuneration to be paid;
4. to approve a stock option plan;
5. to transact such other business as may properly come before the Meeting, or any adjournment or postponement thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Circular which is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the corporation at 1600, 444 – 5th Avenue S.W., Calgary, Alberta T2P 2T8 during normal business hours up to June 2, 2004 being the date of the Meeting and at the Meeting.

Shareholders are invited to attend the Meeting. Only shareholders of record at the close of business on April 21, 2004 are entitled to vote at the Meeting, except to the extent that a person has transferred any Common Shares after that date and the new holder of such shares establishes proper ownership and requests, not later than ten days before the Meeting, to be included in the list of shareholders eligible to vote at the Meeting.

Shareholders who are unable to attend the Meeting in person may appoint a proxy to attend and vote in their stead. If you are unable to attend the Meeting in person, you are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, forms of proxy must be received not later than 48 hours, excluding Saturdays, Sundays and holidays, prior to the Meeting or any adjournment thereof by Global Corporate Compliance, 602, 304 - 8 Ave SW, Calgary, Alberta T2P 1C2.

Dated at the City of Calgary, in the Province of Alberta this 3rd day of May, 2004.

By Order of the Board

(signed) "E. C. (Ted) McFeely"
E. C. (Ted) McFeely, Chairman

President's Message

The year ending December 31, 2003 was an important transition year for Grand Banks Energy Corporation, formerly Pacific Amber Resources Ltd. The Corporation increased its daily production, land base, and financial strength. This progress continued in Q1 of 2004 with the acquisition of additional financing, personnel, and deals that will enable accelerated growth going forward. The highlights of the 2003 year are summarized below.

- Production: Using a boe equivalency of 1 barrel of oil to 6 Mcf of gas, petroleum and natural gas production averaged 85 boe/d in 2003, an increase of 89% over the 2002 average of 45 boe/d. The exit rate for 2003 was in excess of 100 boe/d. This production was split approximately 45% gas and 55% light to medium gravity oil and liquids.

- Financial Resources: Grand Banks successfully raised significant funds through financing activities during 2003. Grand Banks exited 2003 with cash and equivalents in excess of $7.0 million and no debt. An additional financing in early 2004 brought the net cash in the corporate treasury to $9.3 million. (See details in Management Discussion and Analysis).

- Corporate Developments: Grand Banks Energy Corporation resulted from the reorganization of Pacific Amber Resources Ltd. which included a one for five share consolidation. Additionally, Grand Banks has made significant changes to its board of directors and management.

- Drilling: With a very limited drilling budget, Grand Banks participated in the drilling of two wells in the Ferrier area of Western Alberta. Although these wells were both cased for secondary zones, they did not encounter gas in the primary target which was the Banff formation. Grand Banks also participated with small working interests in two wells in the Wood River area. The first of these wells was dry and abandoned, and the second was completed as a modest Belly River gas producer. Grand Banks level of drilling activity will be greatly increased in 2004.

The primary objective of Grand Banks Energy Corporation is to create growth and value on a per-share basis through drilling, development and acquisition of oil and gas properties. In early 2004, a number of significant initiatives were undertaken to put in place the resources needed to effectively utilize the flow-through funds raised in late 2003, and to facilitate the future growth of the company.

Grand Bank's Board of Directors was strengthened with the addition of two highly qualified and successful oil and gas executives, Mr. Brian Gore and Mr. Ken Hayes.

Grand Banks Energy, on February 27, 2004, completed a private placement with the issuance of 2,884,267 units at a price of $0.95 per unit for total gross proceeds of $2.74 million. Each unit was comprised of one common share and one-half of one share purchase warrant. Each whole warrant is exercisable for 18 months at a price of $1.25 per share. The directors of Grand Banks collectively subscribed for one million units.

As of April 2004, a complete team of experienced oil and gas professionals has been assembled. Grand Banks Energy appointed George Hassler, P. Geol, as exploration manager. Mr. Hassler has 20 years of diverse exploration experience in Western Canada. He most recently was a senior exploration geologist at Upton Resources Inc. He will work with Richard Kaminski, who holds the position of senior geologist. Mr. Shawn McDonald agreed to join Grand Banks as manager of land. Mr. McDonald has over 10 years of diverse experience as a landman. Mr. Darrell Hicke has joined

Grand Banks as a consulting engineering manager. Ms. Jean Sharp has joined the Corporation as an accountant. She will work with Mr. David Blain, C.A., who acts as finance manager.

Grand Banks raised over $6.0 million in late 2003 by the issuance of flow-through shares. These funds must be spent on exploratory prospects by December 31, 2004, with the exception of $1.0 million of development expenditures that can be renounced as exploration expense. Thus Grand Banks has been focusing its resources on sourcing and capturing good quality exploratory drilling opportunities.

Grand Banks has acquired land or entered into joint ventures on several prospects. The first of these joint ventures, which commenced in December 2003, involved the drilling of a deep Wabamun gas test at Berland River, Alberta. Grand Banks paid 15% of the costs of the Encana operated well at 10-22-58-25 W5M to earn a 9.375% working interest in the well and the mineral rights in 2 sections of adjoining land. The well was successfully drilled and cased, and the Wabamun zone was completed and production tested in January 2004. The well is indicated to be a significant producer with tie-in expected during the third quarter of 2004. Information from the drilling and logging of 10-22 well also indicates good potential in shallower Cretaceous zones.

As of April 2004, Grand Banks has entered into agreements for the drilling of four wells that will target significant oil and gas reservoirs in the Deep Basin and Peace River Arch areas of Western Alberta. Working interests vary from 33% to 100% in these prospects. Land has also been acquired on two other prospects located in central Alberta. These wells will commence drilling in the summer. Grand Banks is actively pursuing additional exploratory opportunities.

Grand Banks Energy Corporation is also actively seeking asset or corporate transactions to complement its exploration and development activities. Grand Banks is unusual among small oil and gas exploration companies in that it possesses tax pools in excess of $33 million, of which over $18 million are either 'E' or tax loss pools that can shelter 100% of income in the current tax year. These pools are a valuable asset in today's environment of high oil and gas prices. The key to their effective utilization is to acquire or develop, on a timely basis, profitable assets with significant cash flow. These tax pools facilitate the issuance of flow-through shares as an attractive financing tool for Grand Banks.

Grand Banks Energy Corporation has made the appreciation of the value of each common share of the Corporation its major corporate objective and measures every deal against that yardstick. We now have all the elements in place for growth. We have assembled a full team of experienced professionals all of whom have recently purchased significant equity positions in the company. We have funds for drilling, seismic, and acquisitions. We have a production base and a good inventory of exploratory and development drilling opportunities. We are grateful for the continuing support of our shareholders. We expect 2004 to be a very active and exciting year.

On behalf of the Board of Directors,

"Edward C. McFeely"

Edward C. McFeely
President and C.E.O.
April 26, 2004

GRAND BANKS ENERGY CORPORATION.

INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY MANAGEMENT OF GRAND BANKS ENERGY CORPORATION. (the "Corporation") for use at the Annual Special Meeting of the shareholders of the Corporation (the "Meeting") to be held on June 2, 2004 at 10:00 a.m. (Calgary time) at the place and for the purposes set out in the accompanying Notice of Meeting. As a shareholder you are cordially invited to be present at the Meeting. To ensure that you will be represented at the Meeting in the event that you are unable to attend personally, you are requested to date, complete and sign the accompanying instrument of proxy and return the same to Global Corporate Compliance, 602, 304 - 8 Ave SW, Calgary, Alberta T2P 1C2. The solicitation of proxies is intended to be primarily by mail, but may also be made by telephone, facsimile transmission or other electronic means of communication or in person by the directors and officers of the Corporation. The costs associated with the solicitation will be borne by the Corporation. Information contained herein is given as of May 3, 2004 unless otherwise specifically stated.

GENERAL

Appointment and Revocation of Proxies

The individuals named in the accompanying form of proxy are directors or officers of the Corporation. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND CROSSING OUT THE NAMES OF THE PERSONS DESIGNATED BY MANAGEMENT OF THE CORPORATION OR COMPLETING ANOTHER FORM OF PROXY.** Such a shareholder should notify the nominee of his appointment, obtain his consent to act as proxy and instruct him on how the shareholder's shares are to be voted. In any case, the form of proxy should be dated and executed by the shareholder or his attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed form of proxy is delivered to the agent, Global Corporate Compliance, 602, 304 - 8 Ave SW, Calgary, Alberta T2P 1C2, not later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the Meeting, or any adjournment thereof.

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his attorney authorized in writing and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

Voting of Proxies

The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the shareholders who appoint them. Each shareholder may instruct his proxyholder how to vote his shares by completing the blanks in the form of proxy.

Shares represented by properly executed proxy forms in favour of the persons designated on the enclosed proxy form will be voted or withheld from voting on any poll in accordance with the instructions made on the proxy forms and, if a shareholder specified a choice as to any matters to be acted on, such shareholder's shares shall be voted accordingly. **IN THE ABSENCE OF SUCH INSTRUCTIONS, SUCH SHARES WILL BE VOTED IN FAVOUR OF ALL MATTERS IDENTIFIED IN THE NOTICE OF MEETING ACCOMPANYING THIS INFORMATON CIRCULAR.**

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting. At the date hereof, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Voting Shares and Principal Holders Thereof

The Corporation's issued and outstanding shares consist of 18,671,299 common shares (the "Common Shares"). Holders of Common Shares are entitled to one vote for each Common Share held on all matters to be considered and acted upon at the Meeting or any adjournment thereof.

The Corporation has set the close of business on April 21, 2004 as the record date for the Meeting. The Corporation will prepare a list of shareholders of record at such time. Holders of Common Shares of the Corporation named on that list ("Registered Shareholders") will be entitled to vote the shares then registered in their name at the Meeting except to the extent that the holder has transferred its Common Shares after that date, and the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that he owns the shares, and demands not later than 10 days before the Meeting that his name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote his shares at the Meeting or any adjournment thereof.

Principal Holders of Securities

To the knowledge of the directors and officers of the Corporation, as of May 3, 2004, no person, firm or corporation beneficially owned, directly or indirectly, or exercised control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation other than:

Name of Holder	Number of Common Shares	% of Outstanding Common Shares
Edward C. McFeely Calgary, Alberta	2,822,700[1]	15%

[1]Winta Resources Ltd. controlled by Mr. McFeely is the direct owner of 743,600 common shares which are included in the amount shown. Mr. McFeely also owns 175,000 warrants

Notice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many shareholders as a substantial number do not hold Common Shares in their own name as Registered Shareholders. Shareholders who do not hold their Common Shares in their own name as Registered Shareholders (referred to herein as "Beneficial Shareholders") should note that only proxies deposited by Registered Shareholders whose names appear on the records of the Corporation as the registered holders of the Common Shares can be recognized and acted upon at the Meeting. If Common Shares are held in an account through a shareholder's broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Corporation.

Such Common Shares will more likely be registered under the name of the shareholders' broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of the shareholders' broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms). Common Shares held by brokers or their nominees can generally only be voted for or against resolutions upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees may be prohibited from voting Common Shares for their clients. The Corporation does not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

Applicable regulatory policy required intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP will mail a Voting Information Form ("VIF") to the Beneficial Shareholders and request the shareholder to complete and return the VIF to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Common Shares to be represented at the Meeting. **A Beneficial Shareholder receiving a VIF from ADP cannot use that VIF to vote Common Shares directly at the Meeting as the VIF must be returned as directed by ADP well in advance of the Meeting in order to have the Common Shares voted. Accordingly, it is strongly suggested that Beneficial Shareholders return their completed VIF as directed by ADP well in advance of the Meeting.**

Interest of Certain Persons and Companies in Matters to be Acted on

No director or officer has any interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors.

BUSINESS OF THE ANNUAL SPECIAL MEETING

Receipt of Financial Statements and Auditor's Report

The Corporations financial statements for the year ended December 31, 2003 (the "Financials") and the auditor's report thereon will be placed before the shareholders at the Meeting. These financial statements are being delivered to shareholders concurrently with this Information Circular.

Election of Directors

The Board of Directors may consist of a minimum of three and a maximum of seven directors. There are currently four directors and management proposes to maintain the number of directors at four.

The following table sets forth all of the persons proposed to be nominated for election as directors, together with all positions and offices with the Corporation now held by them, their principal occupations, the periods during which they have served as directors of the Corporation, and the number of shares of the Corporation beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction.

Name, Position with the Corporation	Present Occupation and Positions Held During the Last Five Years	Director Since	Number of Securities of the Corporation
Edward C. McFeely Chairman, President and Chief Executive Officer Calgary, Alberta	Chairman, President and Chief Executive Officer of the Corporation	June 2001	2,617,700 Common (6)
W.J. (Bill) McNaughton Calgary, Alberta Proposed Nominee	Director of International Frontier Resources Corporation since 2004 Independent Businessman since 1999.	N/A	NIL
Kenneth H. Hayes (3) Director Calgary, Alberta	CEO, Wilderness Energy Corp. since 2001. President and CEO Cometra Energy (Canada) Limited and Canrock Pipelines Ltd. 1989 to 2001	January 29, 2004	577,800 Common (7)
Brian H. Gore, (3) Director Calgary, Alberta	Independent Businessman since 2003. President, C.E.O., & Chairman Cigar Oil & Gas Ltd. 1998 to 2002. Chairman & C.E.O. Pivotal Energy Ltd. 2002 to 2003.	January 29,2004	250,000 Common

[1]The complete board performed the role of the Reserves Committee of the Board of Directors
[2]The complete board performed the role of the Compensation Committee
[3]Member of Audit Committee
[4]The information as to the number of Common Shares beneficially owned and controlled has been furnished by the directors
[5] The Corporation does not have an Executive Committee.
[6]Winta Resources Ltd. controlled by Mr. McFeely is the direct owner of 743,600 common shares.
[7]Wilderness Energy Corp., Mr. Hayes being a senior officer, is the direct owner of 277,800 common shares. Greystone Resources Ltd., Mr. Hayes being a significant shareholder, is the direct owner of 250,000 common shares.

It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed otherwise in such Instrument of Proxy, to vote such proxies FOR the nominees for directors as set out above. Each director elected will hold office until the close of the next annual meeting or until his successor is duly elected or appointed, unless his office is earlier vacated.

Appointment of Auditor

Shareholders will be asked to vote for the appointment of BDO Dunwoody LLP Chartered Accountants, of Calgary, Alberta as auditors until the close of the next annual meeting. BDO Dunwoody were first appointed auditors on June 20, 2002. The shareholders will be asked to authorize the directors to set the remuneration of the auditors at their discretion. **It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed otherwise in such Instrument of Proxy, to vote such proxies FOR the appointment of BDO Dunwoody LLP as auditor.**

Approval of Stock Option Plan

At the meeting the Shareholders will be asked to approve an incentive stock option plan (the "Option Plan") which authorizes the Board to issue options to directors, officers, employees and consultants who are in a position to contribute to the future success and growth of the Corporation. The Option Plan was reviewed and approved by the Board on April 8, 2003 in order to provide an Option Plan in line with stock option plans used by other similar corporations in Canada. **The intent of the Option Plan is to allow the Board to grant options on a rolling basis to a maximum of 10% of the issued shares of the Corporation at the time of the stock option grant, with no vesting provisions.** The TSX Venture Exchange requires shareholders to approve the proposed Option Plan, yearly.

The proposed Option Plan will allow directors, employees and consultants to be granted incentive based compensation under the Option Plan while allowing a rolling maximum of 10% of the number of issued and outstanding shares from time to time to be granted under the Option Plan. Options granted are non-assignable and non-transferable and, if not exercised, will expire on the earlier of (i) the expiry date of the options which shall not exceed 5 years from the later of either the date of grant or the date of vesting; (ii) 12 months from the date that the optionee ceases to be a director, officer or service provider to the Corporation by reason of death, disability, or retirement (iii) 30 days from the date the optionee ceases to be a director, officer or service provider to the Corporation by reason of early retirement, voluntary resignation or termination other than for cause; or (iv) immediately on the date the optionee ceases to be a director, officer or service provider by reason of termination for cause. Options may be granted under the Option Plan with no vesting provisions at an exercise price as set by the directors of the Corporation, from time to time, subject to the limitations of any stock exchange on which the Common Shares are listed.

It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed otherwise in such Instrument of Proxy, to vote such proxies FOR the approval of the Stock Option Plan.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual Special Meeting accompanying this Circular. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

EXECUTIVE COMPENSATION AND REMUNERATION OF DIRECTORS

Compensation of Executive Officers

Currently, the Corporation has two (2) executive officers. The following table sets forth information concerning the total compensation paid to or earned by the Grand Banks executive officers during the last three fiscal years ended December 31, 2003:

Name and Principal Position	**Year Ended December 31**	**Gross Salary**	**Bonus**	**All Other Annual Compensation**	**Options Granted** (5)
E.C. (Ted) McFeely, (1) Chairman, President and Chief Executive Officer	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	$240,000 (3) $95,000 $21,875	60,000 (6) 140,000 Nil
Shawn D. McDonald, Corporate Secretary (2)	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	$176,888 (4) $58,511 Nil	60,000 (7) 100,000 Nil

Notes:

(1) E.C. (Ted) McFeely became the Senior Vice President Oil & Gas June 26, 2001 and replaced Hiro Ogata as President May 6, 2002. Mr. McFeely was replaced by Randell Pardy as President on April 7, 2003, replaced Peter Sekera as Chairman on August 11, 2003 and replaced Mr. Pardy as President and Chief Executive Officer on January 23, 2004.

(2) Shawn McDonald became the Corporate Secretary June 24, 2002.

(3) Mr. McFeely received monthly compensation of $5,000 from January 1, 2002 to March 31, 2002 for a total of $15,000. Effective April 1, 2002 the Corporation entered into a Consulting Agreement with a private corporation for which, Mr. McFeely is both the President and a significant shareholder. This agreement required the performance of the duties which the Board of Directors assign to him from time to time and which are normally and customarily vested in the offices of President and Chief Executive Officer. These duties include but are not limited to guiding the Corporation from an executive level. Mr. McFeely received $80,000 in 2002 and $120,000 in January 2003 pursuant to the terms of this agreement. In April 2003, Mr. McFeely was paid an additional $120,000 upon his resignation as President, pursuant to the terms of this agreement. Mr. McFeely subsequently agreed to work on a full time basis as a consultant and director, then chairman, and finally as President and Chief Executive Officer of the Corporation until July 1, 2004 without any additional cash compensation.

(4) Effective July 1, 2002 the Corporation entered into a Consulting Agreement with Shawn D. McDonald. These contracts require the performance of the duties which the Board of Directors assign to him from time to time and which are normally and customarily vested in the office of Corporate Secretary. These duties include but are not limited to guiding the Corporation from an executive level. Pursuant to the terms of this agreement, $58,511 was paid in 2002 and $92,888 was paid in 2003 to a private corporation controlled by Shawn McDonald. These amounts were based upon a rate of $70.00 per hour plus professional association membership and related fees. In April 2003, an additional $84,000 was paid on a change of management.

(5) All option amounts are stated on a post consolidation basis.

(6) E.C. (Ted) McFeely exercised options for 100,000 Common Shares (on a post consolidation basis) in January, 2003, the aggregate net value of this transaction was Nil. In May 2003, Options for 60,000 Common Shares were granted to Mr. McFeely with an exercise price of $1.00 per Common Share with 20,000 Common Shares vesting on the anniversary date in each of the following three years.

(7) Shawn McDonald exercised Options for 100,000 Common Shares (on a post consolidation basis) in April, 2003, the aggregate value of which was Nil. In May, 2003, Mr. McDonald was granted Options for 60,000 Common Shares with an exercise price of $1.00 per Common Share with 20,000 Common Shares vesting on the anniversary date in each of the following three years.

Retirement Plans

The Corporation has no retirement plans, pension plans or other forms of funded or unfunded retirement compensation for its employees.

Termination of Employment or Change of Control

In 2004, employment contracts have been signed with the President and Chief Executive Officer, effective July 1, 2004 and the Corporate Secretary and Land Manager, effective May 1, 2004. These employment contracts include severance payments equal to one year's salary.

Compensation of Directors

The Corporation did not pay directors' fees in the year ending December 31, 2003. The Corporation commenced the payment of Director's fees in the amount of $1,000.00 per month in February 2004. These fees are payable only to Outside Directors. Each of the directors has been issued options to acquire Common Shares of the Corporation under the Corporation's stock option plan.

Stock Option Plan

The Corporation has issued incentive stock option plans to directors, officers and consultants at the discretion of the Board of Directors, subject to the Policies of the TSX Venture Exchange. The criteria used to determine eligibility for the granting of options, the number of shares covered by each option and the term of each option has been at the discretion of the board of directors and the exercise price is determined by the directors based on the market price of the Common Shares on the day prior to the grant.

Options Granted for Common Shares of the Corporation During the Year Ended December 31, 2003

Name	Securities Under Options Granted (1)	Exercise Price	Market Price Date Granted ($/Share)	Expiry Date
Edward C. McFeely	20,000 20,000 20,000	$1.00 $1.00 $1.00	$1.00 $1.00 $1.00	May 9, 2009 May 9, 2010 May 9, 2011
Shawn McDonald	20,000 20,000 20,000	$1.00 $1.00 $1.00	$1.00 $1.00 $1.00	May 9, 2009 May 9, 2010 May 9, 2011
Consultants	40,000	$1.00	$0.93	Nov 17, 2006
Employee	5,000	$1.00	$0.93	Nov 17, 2006

(1) Stated on a post consolidation basis.

Aggregate Option Exercises During the Year Ended December 31, 2003

Name	Securities Acquired on Exercise (1)	Aggregate Net Value Realized
Edward C. McFeely	100,000	Nil
Shawn McDonald	100,000	Nil
Consultant	50,000	Nil

(1) Stated on a post consolidation basis.

As of May 3, 2004 the Corporation has 1,040,000 stock options outstanding as follows:

Name	Position	Securities Under Options Granted (1)	Exercise Price	Expiry Date
Edward C. McFeely	Chairman, President & Chief Executive Officer	20,000 20,000 20,000 80,000 80,000 80,000	$1.00 $1.00 $1.00 $1.05 $1.05 $1.05	May 9, 2009 May 9, 2010 May 9, 2011 Jan 29, 2009 Jan 29, 2010 Jan 29, 2011
Kenneth H. Hayes	Director	66,667 66,666 66,666	$1.05 $1.05 $1.05	Jan 29, 2009 Jan 29, 2010 Jan 29, 2011
Brian H. Gore	Director	66,667 66,666 66,666	$1.05 $1.05 $1.05	Jan 29, 2009 Jan 29, 2010 Jan 29, 2011
Shawn McDonald	Director, Corporate Secretary	20,000 20,000 20,000 13,334 13,333 13,333	$1.00 $1.00 $1.00 $1.05 $1.05 $1.05	May 9, 2009 May 9, 2010 May 9, 2011 Jan 29, 2009 Jan 29, 2010 Jan 29, 2011

(1) Stated on a post consolidation basis.

In addition, employees have been granted options for 220,000 common shares 55,000 exercisable at $1.00 and 165,000 exercisable at $1.05. A consultant was granted options for 20,000 common shares exercisable at $1.00.

Indebtedness of Directors, Officers, Employees & Consultants

No officer, director, employee or consultant of the Corporation, or any of their associates or affiliates, are or have been indebted to the Corporation since January 1, 2003, nor has any indebtedness or any of the foregoing been the subject or a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries since January 1, 2003 except in respect of the following share purchase loans:

Name and Principal Position of Borrower	Date of Loan	Amount of Loan	Amount Outstanding as at May 3, 2004	Securities Purchased with Loan Proceeds	Number of Common Shares of the Corporation Pledged as Security for the Loan
Shawn D. McDonald, Director and Corporate Secretary	Feb. 27, 2004	$71,250	$71,250	75,000 Common Shares 37,500 Warrants	112,500 Common Shares
George Hassler, Exploration Manager	Feb. 27, 2004	$142,500	$142,500	150,000 Common shares 75,000 Warrants	150,000 Common Shares
Richard Kaminski, Senior Geologist	Feb. 27, 2004	$47,500	$47,500	50,000 Common shares 25,000 Warrants	50,000 Common Shares
David Blain, Consulting Accountant	Feb. 27, 2004	$47,500	$47,500	50,000 Common shares 25,000 Warrants	50,000 Common Shares
Jean Sharp Accountant	Feb. 27, 2004	$47,500	$47,500	50,000 Common shares 25,000 Warrants	50,000 Common Shares

All of the above loans have a six year term, bear interest at 5.75% per year, require interest only payments for the first year, and are limited recourse to the shares of the Corporation held as security.

Management Contracts

At the date of this Information Circular the Corporation had one consulting contract (the "Consulting Contract") with David Blain of Calgary, Alberta through Dazon Resources Ltd., who is performing financial accounting functions for the Corporation, at a rate of $85.00 per hour, as required. During the year ended 2003, Dazon Resources Ltd. was paid $50,044 and an additional sum of $13,855 since January 1, 2004 by the Corporation.

Corporate Governance

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Corporation. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making. The Board is of the view that the Corporation's general approach to corporate governance, summarized below, is appropriate and in the circumstances substantially consistent with objectives reflected in the guidelines for improved corporate governance in Canada adopted by the TSX (the "Exchange Guidelines"). More detailed information regarding the Corporation's approach to corporate governance in the context of the fourteen (14) specific Exchange Guidelines is set out in Schedule "A" hereto.

Board of Directors

Structure and Composition

The Board is currently composed of four directors. All of the proposed nominees, except W.J. (Bill) McNaughton, are current directors of the Corporation.

The Exchange Guidelines suggest that the board of directors of every listed corporation should be constituted with a majority of individuals who qualify as "unrelated" directors. An "unrelated" director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. In addition, where a corporation has a significant shareholder, the Exchange Guidelines suggest that the board of

directors should include a number of directors who do not have interests in either the corporation or the significant shareholder. Three of the proposed nominees are considered by the Board to be "unrelated" within the meaning of the Exchange Guidelines. Mr. Ted McFeely, President and Chief Executive Officer is an "inside" or management director and accordingly is considered to be "related". In assessing the Exchange Guidelines and making the foregoing determinations, the circumstances of each director have been examined in relation to a number of factors.

Mandate of the Board

The mandate of the Board, as prescribed by the *Business Corporations Act* (Alberta), is to manage or supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation. In doing so, the Board oversees the management of the Corporation's affairs directly and through its committees. In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Corporation's overall business strategies and its annual business plan; reviewing and approving the annual corporate budget and forecast; reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure that the Corporation's proposed actions accord with shareholder objectives; reviewing succession planning; assessing management's performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders' equity interests through the optimum utilization of the Corporation's capital resources.

Meetings of the Board

The Board meets, as circumstances require, to review, among other things, the performance of the Corporation. The Board met or passed resolutions 18 times during 2003 and intends on meeting on a regular basis to review and assess continued progress.

Committee Responsibilities and Activities

Given the size and nature of the Corporation, most matters are dealt with by the complete Board, with the exception of the Audit Committee. Committees are established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings. The Committees facilitate effective Board decision making by providing recommendations to the Board on matters within their respective responsibilities. The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent directors are effectively represented. A summary of the responsibilities and activities and the membership of each of the Committees is set out below.

Audit Committee

The Audit Committee assists the Board in fulfilling its responsibilities relating to the Corporation's accounting and reporting practices. The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Corporation's systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents; monitoring the performance and fees and expenses of the Corporation's external auditors and recommending external auditors for appointment by shareholders. The Audit Committee is also responsible for reviewing the Corporation's quarterly and annual financial statements prior to approval by the full Board and release to the public. Currently, the members of the Audit Committee are Shawn D. McDonald, Brian H. Gore and Kenneth H. Hayes.

Reserves Committee

The Reserves Committee has responsibility for carrying out an independent review of the annual reserve data of the Corporation, including the appointment of the Corporation's independent engineers. The Reserves Committee monitors the principal risks associated with the evaluation of the Corporation's petroleum and natural gas reserves and reviews the assumptions used and information provided to the independent engineering consultants. Currently, the complete board of directors is fulfilling this function.

Compensation Committee

The Compensation Committee is responsible for reviewing overall compensation strategy, objectives and policies; annually reviewing and assessing the performance of the senior officers; recommending to the Board the compensation of the senior officers; reviewing executive appointments; and recommending the adequacy and form of directors' compensation. This Committee meets at least once annually. Currently, the complete board of directors is fulfilling this function.

Nomination and Assessment

The Board determines new nominees to the Board, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President and Chief Executive Officer. The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions.

Expectations of Management

The Board expects management to operate the business of the Corporation in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Corporation's business plan and to meet performance goals and objectives.

APPROVAL AND CERTIFICATION

The contents and sending of this information circular have been approved by the directors of the Corporation.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Dated as of the 3rd day of May, 2004.

(signed) "E.C.(Ted) McFeely"
Chief Executive Officer

(signed) "Shawn McDonald"
Corporate Secretary

SCHEDULE "A" to the Information Circular
of Grand Banks Energy Corporation
TSX Corporate Governance

Committee Guidelines	Comments
1. The board should explicitly assume responsibility for stewardship of the corporation	• The Board has assumed responsibility for the stewardship of the Corporation by overseeing the management and operations of the business of the Corporation and supervising management, which is responsible for the day to day conduct of the business.
Specifically, the board should assume responsibility for:	
(a) adoption of a strategic planning process	• The Board has not adopted a formal strategic planning process. Corporate strategies are reviewed on an ongoing basis ordinarily in the context of the review of potentially significant business transactions.
	• The Board as a whole, participates in discussions on corporate strategy, and considers the strategies and implementation plans recommended by management.
(b) identification of principal risks and the implementation of appropriate risk-management systems	• The Board, in conjunction with management, determines the principal risks associated with the Corporation's business based on its knowledge of the petroleum and natural gas industry, the regulatory and competitive environment, and general economic conditions.
	• The Board implements and monitors the systems in place to address such risks.
(c) succession planning and management	• The performance of executive management is annually measured.
(d) communications policy	• The Board has implemented appropriate structures to ensure complete, timely and effective communications between the Corporation, its members, the public and regulatory agencies.
	• Through the Audit Committee all public financial information is reviewed and recommended to the Board for approval prior to its release.
(e) integrity of internal control and management information systems	• The Board ensures the integrity of internal control and management information systems through either through delegation to committees or by assuming responsibility as the full board.
	• For example, the Audit Committee reviews and approves methods relating to financial controls and oversees the financial reporting process in accordance with Canadian generally accepted accounting principles.

2. Majority of directors are "unrelated"	•	Two of the four current board members are unrelated directors.
3. Disclose whether each director is "unrelated"	•	E.C. (Ted) McFeely and Shawn D. McDonald are both related directors because they hold management positions. Brian H. Gore and Kenneth H. Hayes are both unrelated directors.
4. Appoint a committee responsible for appointment/assessment of directors, composed of a majority of unrelated directors	•	The Corporation does not have a specific committee responsible for the appointment or assessment of directors. The full Board carries out this function.
5. Implement a process for assessing the effectiveness of the board, its committees and individual directors.	•	The Corporation does not have a formal process established for assessing the effectiveness of its board, committees or individual directors.
6. Provide orientation and education programs for new directors	•	The Board is composed of experienced corporate directors. Orientation is carried out through an initial meeting with management including a disclosure of material contracts, current financial position, insurance coverage, personnel and compensation. This is followed up with the delivery of a package of information compiled by the Corporate Secretary and including educational material supplied by the Corporations Auditors.
7. Consider reducing size of board, with a view to improve effectiveness	•	The current size of the Board provides for maintaining a diversity of views and appropriately representing shareholders' interests.
8. Review compensation of directors in light of risks and responsibilities	•	The Board as a whole considered the compensation of the Board through incentive stock options. The related directors considered and approved an additional fee payable to unrelated directors only, based upon the required time commitments, the changing regulatory regime, market data and the responsibilities and risks undertaken by unrelated directors.
9. Committees should generally be composed of non-management directors and the majority of committee members should be unrelated	•	The Corporation believes the composition of Committees is a key determinant to board independence. The Audit Committee consists of three directors two of which are "unrelated" directors.
10. Appoint a committee responsible for determining the Corporation's approach to corporate governance issues	•	The Board as a whole is responsible for governance issues including approval of the Corporation's disclosure in response to the Exchange Guidelines.
11. Define limits to management's responsibilities by developing mandates for:		
(a) the board	•	The Board has a broad responsibility for supervising the management of the business and affairs of the Corporation. Formal position descriptions for the board have not been implemented.
(b) the chief executive officer	•	A formal position description for the chief executive officer has not been implemented.
12. Establish procedures to enable the board to function independently of management	•	The unrelated directors hold sessions without management present where appropriate.
	•	Committees may retain external advisors, as appropriate (at the expense of the Corporation).

- Members of the Board can request at any time a meeting restricted to outside members of the Board for the purpose of discussing matters independently of management.

13. Establish an audit committee with a specifically defined mandate, with all members being outside directors

- The Audit Committee, which has a majority of unrelated directors, is responsible for reviewing audit functions and the preparation of financial statements, and reviewing and recommending for approval to the Board all public disclosure information such as financial statements, quarterly reports, financial news releases, annual information forms, management's discussion and analysis and prospectuses.
- The Audit Committee also ensures that management has effective internal control systems and an appropriate relationship with the external auditors and meets with them, without management present.

14. **Implement a system to enable individual directors to engage outside advisors, at the Corporation's expense**

- In addition to the authority of committees to retain external advisors in connection with their responsibilities, individual directors may engage outside advisors at any time (at the expense of the Corporation) to provide advice with respect to a corporate decision or action.



GLOBAL corporate compliance

March 26, 2004

Alberta Securities Commission
British Columbia Securities Commission
TSX Venture Exchange

Attention: Continuous Disclosure

Dear Sirs:

Re: Grand Banks Energy Corporation

On behalf of our above captioned client, we wish to confirm the following dates regarding their upcoming meeting:

MEETING TYPE	Annual and Special
DATE OF MEETING	June 2, 2004
MEETING LOCATION	Calgary, AB
CLASS OF SECURITIES ENTITLED TO RECEIVE NOTICE	Common
CLASS OF SECURITIES ENTITLED TO VOTE	Common
CUSIP NO	38522T-105
RECORD DATE FOR NOTICE	April 21, 2003
RECORD DATE FOR VOTING	April 21, 2003
BENEFICIAL OWNERSHIP DETERMINATION DATE	April 21, 2003
MATERIAL MAIL DATE	May 3, 2004
BUSINESS	Non-Routine

Yours truly,
GLOBAL CORPORATE COMPLIANCE INC.

"Brenda Davis"

Brenda Davis
Associate

cc Grand Banks Energy Corporation
Computershare Trust Company of Canada (for your information only)

Global Corporate Compliance Inc. 602, 304 8th Avenue SW Calgary AB T2P 1C2
Tel: 403.216.8450 Fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com



GLOBAL corporate compliance

May 12, 2004

Alberta Securities Commission
British Columbia Securities Commission
TSX Venture Exchange

Dear Sirs:

Re: Grand Banks Energy Corporation
Annual and Special Shareholders Meeting to be held June 2, 2004

We confirm that the following material was sent on today's date, by pre-paid mail to the registered shareholders:

1. Audited Financial Statements including Management Discussion and Analysis for the year ended December 31, 2003.
2. Notice of Meeting & Information Circular
3. Instrument of Proxy
4. Supplemental Mailing List Return Card
5. Return envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding shareholder communications.

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

"Brenda Davis"
Brenda Davis
Associate

c.c. Grand Banks Energy Corporation

Global Corporate Compliance Inc. 602, 304 8th Avenue SW Calgary AB T2P 1C2
Tel: 403.216.8450 Fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com

Grand Banks Energy Corporation
(the "Corporation")

Financial Statement Request Form

To the Registered and Beneficial Shareholders:

In accordance with NI 51-102, Continuous Disclosure Obligations, an Issuer is no longer required to send annual or interim financial statements to its shareholders. This form is to be used by the shareholder to request a copy of the Issuer's financial statements and Management Discussion and Analysis.

The Canadian Securities Administration recognizes that developments in information technology allow companies to disseminate documents to security holders and investors in a more timely and cost efficient manner than by traditional paper methods. In cases where the method of delivery is not mandated by legislation, documents may be delivered by electronic means if the recipient provides consent to receive the documents by that method.

If you wish to receive financial statements, and/or you wish to receive corporate information via electronic mail, please complete and return this form to:

Grand Banks Energy Corporation
1600 - 444 - 5 Avenue SW
Calgary, Alberta, T2P 2T8

☐ I would like to receive financial statements by regular mail.

☐ I consent to receive financial statements via electronic mail.

____
Name of Shareholder (Please Print)

____
Address

____
City Province Postal Code

____
E-mail Address

The undersigned hereby certifies to be a shareholder of Grand Banks Energy Corporation.

____

Signature of Shareholder

Dated ____________________, 2004



GLOBAL corporate compliance

March 29, 2005

Alberta Securities Commission
British Columbia Securities Commission

TSX Venture Exchange

Attention: Continuous Disclosure

Dear Sirs:

Re: Grand Banks Energy Corporation

On behalf of our above captioned client, we wish to confirm the following dates regarding their upcoming meeting:

MEETING TYPE	Annual and Special
DATE OF MEETING	June 6, 2005
MEETING LOCATION	Calgary, AB
CLASS OF SECURITIES ENTITLED TO RECEIVE NOTICE	Common
CLASS OF SECURITIES ENTITLED TO VOTE	Common
CUSIP NO	38522T-105
RECORD DATE FOR NOTICE	April 25, 2005
RECORD DATE FOR VOTING	April 25, 2005
BENEFICIAL OWNERSHIP DETERMINATION DATE	April 25, 2005
MATERIAL MAIL DATE	May 16, 2005

Yours truly,
GLOBAL CORPORATE COMPLIANCE INC.

"Brenda Davis"

Brenda Davis
Associate

cc Grand Banks Energy Corporation
Computershare Trust Company of Canada (for your information only)

Global Corporate Compliance Inc. 310, 441 5th Avenue SW Calgary AB T2P 2V1
Tel: 403.216.8450 Fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com



GLOBAL corporate compliance

"AMENDMENT TO MEETING TYPE"

April 6, 2005

Alberta Securities Commission
British Columbia Securities Commission

TSX Venture Exchange

Attention: Continuous Disclosure

Dear Sirs:

Re: Grand Banks Energy Corporation

On behalf of our above captioned client, we wish to confirm the following dates regarding their upcoming meeting:

MEETING TYPE	***Annual General***
DATE OF MEETING	June 6, 2005
MEETING LOCATION	Calgary, AB
CLASS OF SECURITIES ENTITLED TO RECEIVE NOTICE	Common
CLASS OF SECURITIES ENTITLED TO VOTE	Common
CUSIP NO	38522T-105
RECORD DATE FOR NOTICE	April 25, 2005
RECORD DATE FOR VOTING	April 25, 2005
BENEFICIAL OWNERSHIP DETERMINATION DATE	April 25, 2005
MATERIAL MAIL DATE	May 16, 2005

Yours truly,
GLOBAL CORPORATE COMPLIANCE INC.

"Brenda Davis"

Brenda Davis
Associate

cc Grand Banks Energy Corporation
Computershare Trust Company of Canada (for your information only)

Global Corporate Compliance Inc. 310, 441 5th Avenue SW Calgary AB T2P 2V1
Tel: 403.216.8450 Fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, EDWARD C. McFEELY, President and Chief Executive Officer, of Grand Banks Energy Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Grand Banks Energy Corporation, (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 26, 2004

"signed Edward C. McFeely"
Edward C. McFeely
President and
Chief Executive Officer
Grand Banks Energy Corporation

RECEIVED
2005 MAY 10 A 9:07

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, SHAWN D. McDONALD, Corporate Secretary, of Grand Banks Energy Corporation, signing as Chief Financial Officer for the purposes of this certificate, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Grand Banks Energy Corporation, (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 26, 2004

"signed Shawn D. McDonald"
Shawn D. McDonald
Corporate Secretary
Grand Banks Energy Corporation

Grand Banks Energy Corporation
Consolidated Financial Statements
For the three month interim period ended
March 31, 2004
(Unaudited – prepared by Management)

National Instrument 51-102 Notice

The financial statements of Grand Banks Energy Corporation ("the Company") as at March 31, 2004 have been complied by management and approved by the Company's Audit Committee on May 26, 2004.

These consolidated financial statements have not been reviewed or audited on behalf of the shareholders by the Company's independent external auditors, BDO Dunwoody, LLP.

Grand Banks Energy Corporation
Consolidated Financial Statements
For the three month interim period ended
March 31, 2004
(Unaudited – prepared by Management)

Contents

The accompanying notes are an integral part of these consolidated financial statements.

Grand Banks Energy Corporation
Consolidated Balance Sheets
(Unaudited – prepared by Management)

	March 31 2004 (unaudited)	December 31 2003 (restated Note 5)
Assets		
Current:		
Cash and short-term investments	**$ 9,094,452**	$ 7,277,787
Accounts receivable	**307,245**	371,450
Prepaid expenses and advances	**27,803**	8,936
	9,429,500	7,658,173
Property and equipment (Note 3)	**4,059,271**	3,392,707
	$ 13,488,771	$ 11,050,880
Liabilities and Shareholders' Equity		
Current:		
Accounts payable and accrued liabilities	**$ 328,821**	$ 188,526
Asset retirement obligation (Note 5)	**240,720**	201,100
	569,541	389,626
Equity instruments (Note 6)	**14,244,428**	11,493,121
Share purchase loans (Note 4)	**(356,250)**	-
Contributed surplus	**132,458**	89,270
Deficit	**(1,101,406)**	(921,137)
	12,919,230	10,661,254
	$ 13,488,771	$ 11,050,880

On behalf of the Board:

"signed Edward C. McFeely" Director
Edward C. McFeely

"signed W.J. McNaughton" Director
W.J. McNaughton

The accompanying notes are an integral part of these consolidated financial statements.

Grand Banks Energy Corporation
Consolidated Statements of Operations and Deficit
(Unaudited – prepared by Management)

For the interim three month period ended March 31	2004	2003 (restated Note 5)
Revenue		
Crude oil and liquids	**$ 231,270**	$ 117,550
Natural gas	**164,816**	177,161
Royalty income	**37,207**	3,415
Interest income	**44,108**	-
	477,401	298,126
Less: royalties	**(61,690)**	(59,365)
	415,711	238,761
Expenses		
Depletion and depreciation	**159,680**	90,627
Accretion of asset retirement obligation (Note 5)	**4,720**	4,000
General and administrative	**304,989**	167,032
Interest	**43,881**	7,365
Production	**82,710**	66,230
	595,980	335,254
Net loss for the period	**(180,269)**	(96,493)
Deficit, beginning of period as originally reported	**(897,981)**	(32,795,106)
Change in accounting policy (Note 5)	**(23,156)**	4,544
Deficit, beginning of period as restated	**(921,137)**	(32,790,562)
Deficit, end of period	**$ (1,101,406)**	$ (32,887,055)
Loss per share – basic	**$ (0.01)**	$ (0.02)
Weighted average number of shares *(1)*	**15,908,486**	6,162,429

(1) Diluted loss per share has not been disclosed as the effects of share conversions and the exercise of options and warrants would not be dilutive.

The accompanying notes are an integral part of these consolidated financial statements.

Grand Banks Energy Corporation
Consolidated Statements of Cash Flows
(Unaudited – prepared by Management)

For the interim three month period ended March 31	2004	2003 (restated Note 5)
Cash from operating activities		
Net loss for the period	$ (180,269)	$ (96,493)
Adjustments for:		
Stock compensation	43,188	-
Depletion and depreciation	159,680	90,627
Accretion of asset retirement obligation (Note 5)	4,720	4,000
	27,319	(1,866)
Change in non-cash working capital balances (Note 9)	132,022	(269,946)
	159,341	(271,812)
Cash from financing activities		
Share purchase loans	(356,251)	-
Bank indebtedness	-	430,605
Issue of shares, net	2,751,307	240,000
	2,395,056	670,605
Cash from investing activities		
Dispositions of property and equipment	25,000	-
Additions to property and equipment	(816,344)	(296,403)
Change in non-cash investing working capital	53,612	(102,390)
	(737,732)	(398,793)
Increase in cash and short term investments	1,816,665	-
Cash and short term investments, beginning of period	7,277,787	-
Cash and short term investments, end of period	$ 9,094,452	$ -

The accompanying notes are an integral part of these consolidated financial statements.

1. Description of Business

The interim consolidated financial statements of Grand Banks Energy Corporation ("Grand Banks" or "the Company") have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim financial statements have, in management's opinion, been properly prepared using judgment within reasonable limits of materiality. Certain information and disclosures normally required to be included in the notes to the annual financial statements have been condensed or omitted. The interim financial statements should be read in conjunction with the Consolidated Financial Statements and the notes thereto in Grand Bank's Annual Report for the year ended December 31, 2003, except as otherwise noted.

2. Accounting Policy Changes

Effective January 1, 2004 the Company adopted new accounting policies relating to the ceiling test (Note 3) and asset retirement costs (Note 5) as recommended by the Canadian Institute of Chartered Accountants as follows:

Effective January 1, 2004, the Company adopted new Canadian accounting guidelines that modify the way the ceiling test is performed. The recoverability of a cost center is tested by comparing the carrying value of the cost center to the expected fair values of the cash flows from the cost center's use and eventual disposition. If the carrying value is unrecoverable the cost center is written down to its fair value using the expected future cash flow, which are discounted at a risk free rate.

Effective January 1, 2004, the Company adopted the new Canadian accounting standard for asset retirement obligations. The new standard requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depleted and depreciated using a unit of production method over estimated gross proved reserves. Subsequent to the initial measurement of the asset retirement obligations, the obligations are adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.

3. Property and Equipment

March 31, 2004 (unaudited)	Cost	Accumulated Depletion and Depreciation	Net Book Value
Furniture and equipment	$ 52,823	$ 16,728	$ 36,095
Petroleum and natural gas properties	5,556,532	1,533,356	4,023,176
	$ 5,609,355	$ 1,550,084	$ 4,059,271

December 31, 2003	Cost	Accumulated Depletion and Depreciation	Net Book Value
Furniture and equipment	$ 41,233	$ 14,348	$ 26,885
Petroleum and natural gas properties	4,741,878	1,376,056	3,365,822
	$ 4,783,111	$ 1,390,404	$ 3,392,707

The Company excluded $349,700 (2003 - $nil) of undeveloped properties from the depletion calculation. The Company capitalized $106,175 (2003 - $nil) of general and administrative costs during the period.

In accordance with the new ceiling test requirements, the Company performed a ceiling test calculation at January 1, 2004 to assess the recoverable value of its oil and natural gas properties, based on the January 1, 2004 reserve report, which used a conversion rate of $1.00 Cdn. to $0.75 US. The following table summarizes the benchmark prices used in the January 1, 2004 reserve report.

Year	AECO C (C$/MMBTU)	Edmonton Reference (C$/BBL)
2004	$ 6.00	$ 37.61
2005	$ 5.31	$ 34.25
2006	$ 4.83	$ 32.90
2007	$ 4.87	$ 32.21
2008	$ 4.96	$ 32.85

4. Share Purchase Loans

The Company granted loans of $356,250 for the purchase of shares to certain employees and consultants. The loans have a six year term and bear interest at 5.75% per year, require interest only payments for the first year, and are limited recourse to the shares of the Corporation held as security. This includes a loan of $71,250 which was made to a director and officer.

5. Asset Retirement Obligation

(a) The Company's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $333,000, which will be incurred between 2005 and 2014. A credit-adjusted risk-free rate of 8 percent was used to calculate the fair value of the asset retirement obligations. A reconciliation of the asset retirement obligations is provided below:

Asset retirement obligations	Three-month period end March 31, 2004	Three-month period end March 31, 2003	Year end December 31, 2003
Balance, beginning of period	$ 201,100	$ 110,300	$ 110,300
Liabilities incurred in period	34,900	71,243	77,487
Liabilities settled in period	-	-	(2,687)
Accretion expense	4,720	4,000	16,000
Balance, end of period	$ 240,720	$ 185,543	$ 201,100

(b) The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

Balance sheet	December 31, 2003	December 31, 2002
Asset retirement costs, included in property and equipment	$ 150,124	$ 98,037
Asset retirement obligations	$ 201,100	$ 110,300
Accumulated future removal and site restoration liability	$ (27,820)	$ (16,807)
Deficit adjustment	$ (23,156)	$ 4,544

Operations	Three-month period end March 31, 2003	Year end December 31, 2003
Accretion expense	$ 4,000	$ 16,000
Depletion and depreciation on asset retirement costs	5,100	25,400
Accrual of estimated future removal and site restoration liability	(2,100)	(13,700)
Net loss change	$ (7,000)	$ (27,700)
Basic net loss per share	$0.00	$0.00

6. Equity Instruments

(a) Issued and outstanding

	March 31, 2004 (unaudited)		December 31, 2003	
	Number of Shares	Amounts	Number of Shares	Amounts
Balance, beginning of year	15,637,032	$ 11,493,121	5,982,432	$ 34,792,955
Issued on exercise of warrants and options	-	-	946,000	946,000
Flow through shares issued	-	-	5,424,200	5,966,620
Issued for cash	3,034,267	2,882,554	3,034,400	2,957,680
Issued for property	-	-	250,000	250,000
Reduction in stated capital	-	-	-	(32,795,106)
Tax effect flow through shares (1)	-	(203,000)	-	(214,000)
Future tax benefit recognized	-	151,000	-	(39,900)
Share issue costs, net of tax effect	-	(79,247)	-	(371,128)
Balance, end of period	18,671,299	$ 14,244,428	15,637,032	$ 11,493,121
Weighted average number of common shares	15,908,486		8,935,064	

(1) *Calculated at an effective rate of 39.6% on renounced expenditures.*

(b) Flow through share information

	March 31 2004	December 31 2003
Remaining obligation from prior year	$ 5,695,120	$ 248,107
Amount of flow through shares issued	$ -	$ 5,966,620
Expenditures incurred	$ (512,310)	$ (519,607)
Remaining obligation	$ 5,182,810	$ 5,695,120

(c) Stock options

As at March 31, 2004 the Company has the following stock options outstanding:

	Number of Shares	Option Price per Share Range	Weighted Average Exercise Price
Options outstanding, December 31, 2002	500,000	$1.00	$1.00
Options - granted	375,000	$1.00 - $1.15	$1.06
- exercised	(410,000)	$1.00	$1.00
- cancelled	(40,000)	$1.00	$1.00
Options outstanding, December 31, 2003	425,000	$1.00 - $1.15	$1.05
Options - granted	845,000	$1.05	$1.05
- exercised	-	-	-
- cancelled	(230,000)	$1.00	$1.00
Options outstanding, March 31, 2004	1,040,000	$1.00 - $1.05	$1.04

6. Equity Instruments - continued

(c) Stock options continued

The following table summarizes information about the stock options outstanding at March 31, 2004:

Options Outstanding				Options Currently Exercisable		
Number	Option Price	Weighted Average Exercise Price	Weighted Average Term (years)	Number	Weighted Average Exercise Price	Weighted Average Term (years)
195,000	$ 1.00	$ 1.00	4.4 years	115,000	$ 1.00	2.9 years
845,000	$ 1.05	$ 1.05	5.9 years	281,670	$ 1.05	4.9 years
1,040,000		$ 1.04	5.6 years	396,670	$ 1.04	4.3 years

The following table summarized information about the stock options outstanding at December 31, 2003:

Options Outstanding				Options Currently Exercisable		
Number	Option Price	Weighted Average Exercise Price	Weighted Average Term (years)	Number	Weighted Average Exercise Price	Weighted Average Term (years)
275,000	$ 1.00	$ 1.00	4.9 years	95,000	$ 1.00	2.2 years
150,000	$ 1.15	$ 1.15	6.3 years	-	$ -	-
425,000		$ 1.05	5.4 years	95,000	$ 1.00	2.2 years

(d) Warrants

As at March 31, 2004 the Company has the following share purchase warrants outstanding:

Issued	Expiry	Number	Price
Warrants outstanding, December 31, 2003		927,920	$1.23
Issued during the period	August and September 2005	1,517,135	$1.25
Exercised in the period		-	-
Total issued and outstanding, end of period		2,445,055	$1.28

No value has been attributed to the warrants as the amount is nominal.

7. Income Taxes

(a) The effective tax rate of income tax varies from the statutory rate as follows:

	March 31 2004
Combined tax rates	39.6%
Expected income tax provision at statutory rate	$ (71,387)
ARTC	(822)
Crown charges	14,994
Change in rate	-
Resource allowance	(1,288)
Stock compensation	17,102
Other	460
Valuation allowance	40,941
Actual income tax provision	$ -

(b) At March 31, 2004, subject to confirmation by income tax authorities, the Company has the following tax pools available to reduce future taxable income:

	March 31 2004	December 31 2003
Cumulative Canadian development expenses	$ 424,421	$ 330,919
Cumulative Canadian exploration expenses	6,417,632	6,373,558
Cumulative Canadian oil and gas property expenses	769,298	721,705
Foreign exploration and development expenses	10,771,670	11,047,091
Earned depletion	390,855	390,855
Undepreciated capital cost	500,384	492,083
Non-capital losses carried forward	12,146,773	11,813,031
Undeducted share issue costs carried forward	610,911	511,723
	$ 32,031,944	$ 31,680,965

The tax benefit of these losses has not been recognized as a future asset, as they do not meet the test of more likely than not realization.

(c) Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. The components of the Company's future income tax assets and liabilities are as follows:

Nature of temporary differences	March 31 2004	December 31 2003
Property and equipment	$ 5,350,767	$ 5,588,169
Unused non capital tax losses carried forward	4,205,213	4,089,325
Share issue costs	211,497	177,159
Unused capital losses carried forward	129,595	129,595
	9,897,072	9,984,248
Valuation allowance	(9,897,072)	(9,984,248)
Future income tax asset (liability)	$ -	$ -

8. Related Party Transactions

Except as disclosed elsewhere in these interim consolidated financial statements the Company had the following related party transactions:

(a) The Company paid $31,675 (2003 - $19,915) to a company controlled by a director and/or officer for consulting fees for the three months ended March 31, 2004.

All related party transactions are in the normal course of operations and have been measured at the agreed to exchange amounts, which is the amount of consideration established and agreed to by the related parties and which is similar to those negotiated with third parties.

9. Statement of Cash Flows

	March 31 2004	March 31 2003
Changes in non-cash working capital		
Accounts receivable	$ (41,238)	$ (103,357)
Prepaid expenses and advances	(18,867)	(180,000)
Accounts payable	192,127	13,411
	$ 132,022	$ (269,946)

10. Contingencies

The Company is subject to various regulatory and statutory requirements relating to the protection of the environment. These requirements, in addition to contractual agreements and management decisions, result in the accrual of estimated future removal and site restoration costs. These costs are accrued on the unit of production basis. Any changes in these estimates will affect future earnings.

Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and are to be funded mainly from the Company's cash provided by operating activities. Although the ultimate impact of these matters on net earnings cannot be determined at this time, it could be material for any one-quarter or year.

Grand Banks Energy Corporation
2004 First Quarter Results
Form 51-102F1

Management Discussion and Analysis

Grand Banks Energy Corporation is an emerging energy corporation engaged in the business of oil and gas exploration, development and production in Western Canada. The Company's main operations are in the Province of Alberta and one property located in the Province of Saskatchewan.

The discussion and analysis of Grand Banks Energy Corporation ("Grand Banks" or "the Company") should be read in conjunction with the consolidated financial statements and accompanying notes as well as the December 31, 2003 Management Discussion and Analysis and other information filed on Sedar. This management discussion and analysis has been approved by the Audit Committee of the Board of Directors of Grand Banks Energy Corporation and includes information to May 26, 2004.

First Quarter Results

The first quarter results for Grand Banks Energy Corporation are for the three months end March 31, 2004 and are compared with the three months ended March 31, 2003. The references in this document to 2004 and 2003 refer to these periods.

During the past year Grand Banks Energy Corporation significantly strengthened its cash position. Grand Banks has $9.1 million in working capital available for its exploration program. Grand Banks participated in the successful completion of two wells in the first quarter of 2004. The company press released the results of the Berland River well in February 2004. In addition, one well was drilled and abandoned in the first quarter of 2004.

The following table summarizes first quarter results for 2003 and 2004. The balance sheet amounts are as of December 31, 2003. The 2003 amounts have been restated for a change in accounting policy.

Sales Volumes:	**First Quarter 2004**	**First Quarter 2003**
Natural gas - mcf/day	270	261
Crude oil and liquids - bbls/day	60	27
BOE per day (6:1)	105	70
Financial results		
Gross revenues	$ 477,401	$298,126
Net loss	$ (180,269)	$(96,493)
Loss per share - basic and diluted	$ (0.01)	$ (0.02)
Total assets	$ 13,845,021	$ 11,050,880
Working capital	$ 9,106,616	$ 7,469,647
Flow through share obligations	$ 5,182,810	$ 5,695,120

The Company did not declare any dividends.

Grand Banks Energy Corporation
2004 First Quarter Results
Form 51-102F1

Management Discussion and Analysis

First Quarter Results

Sales Volumes:
Product sales volumes increased 50% to 105 BOE per day in 2004 from 70 BOE per day in 2003. The increase in sales volumes was due to new wells on stream in Bashaw, Wizard Lake and Wood River.

Gross Revenues:
Gross revenues rose 60% to $477,000 from $298,000 in 2003 as increased volumes were partially offset by lower product prices. Natural gas prices decreased from $7.55 per mcf in 2003 to $6.70 per mcf in 2004. Crude oil and liquid prices also decreased modestly from $48.53 per barrel in 2003 to $42.22 per barrel in 2004. Interest income rose to $44,100 in 2004 from nil in 2003 as the Company raised significant additional capital during 2003 and the first quarter of 2004.

Royalty Expense:
Royalty expense net of Alberta Royalty Tax Credit "ARTC" increased to $62,000 in 2004 from $59,000 in 2003 due to increased volumes partially offset by lower product prices. The lower relative increase in royalty costs is due to production in 2004 from a royalty free well.

Production expenses:
Production expenses increased to $83,000 or $8.64 per BOE compared with $66,000 in 2003 or $10.46 per BOE as the costs of increased volumes was partially offset by lower costs on a BOE basis. Lower costs on a BOE basis result from low cost production at Wizard Lake which came on stream during 2003.

Depletion, depreciation and accretion:
Depletion, depreciation and accretion 'DD&A' increased to $164,400 in 2004 from $94,600 in 2003. The DD&A costs include depletion of asset retirement costs in DD&A in the first quarters, as noted in the change in accounting policies section. Previously, site restoration costs were provided for on a unit of production basis in DD&A. The increase in DD&A was due primarily to higher sales volumes.

Interest:
Interest expense increased to $44,000 in 2004 from $7,400 in 2003. Interest on flow through share obligations were $43,000 in 2004 compared with $3,000 in 2003. Reduced interest on the Company's debt in 2004 provided a minor offset to the increase in flow through share interest costs.

Grand Banks Energy Corporation
2004 First Quarter Results
Form 51-102F1

Management Discussion and Analysis

First Quarter Results

General and Administrative Costs:
General and administrative expenses for 2004 and 2003 are summarized in the following table:

	First Quarter 2004	First Quarter 2003
Management fees	$ 0	$ 60,000
Consulting fees	100,337	59,368
Salaries and benefits	205,669	-
Stock compensation	43,188	-
Rent and office costs	32,182	12,251
Filing and transfer fees	8,693	15,119
Legal and audit	9,732	10,574
Other	11,363	9,720
Overhead capitalized	(106,175)	-
	$ 304,989	$ 167,032

There were no management fees in 2004. Consulting fees increased to $100,000 from $59,000 in 2003 due to an additional geologist and increased consulting costs due to the higher level of activity. Salaries and benefits include a payment of $120,000 to the previous President and C.E.O. who resigned in January 2004. The current President and Chairman of the Board did not receive any salary or fees for the first quarter of 2004. The first quarter of 2004 does include the amortization of stock based compensation of $43,000 on options issued in 2003 and early 2004. The Company capitalized $106,000 of salaries, consulting fees and technical information costs relating directly to the Company's exploration program in 2004.

Net Loss:
The Company had a net loss of $180,000 in the first quarter of 2004 or $0.01 per share compared with a loss of $96,000 or $0.02 per share for the same period in 2003.

Grand Banks Energy Corporation
2004 First Quarter Results
Form 51-102F1

Management Discussion and Analysis

First Quarter Results

Liquidity and Capital Resources:
The Company has working capital of $9.1 million at March 31, 2004, of which $9.1 million was cash. Grand Banks also has a $750,000 line of credit at Prime plus 1.5% which was not drawn at March 31, 2004, plus a modest cash flow from existing operations.

As of March 31, 2004, Grand Banks had an obligation to spend $5.2 million of flow through qualifying expenditures by December 31, 2004 of which $4.7 million must be qualifying Canadian Exploration Expense.

Financing Activities:
In the first quarter of 2004 Grand Banks issued 3,034,267 common shares for gross proceeds of $2,882,554. These private placements included 1,517,135 warrants exercisable at $1.25 within 18 months. In addition, the Company granted 845,000 stock options exercisable at $1.05 per share.

The Company granted loans of $356,250 for the purchase of shares to certain employees and consultants. The loans have a six year term and bear interest at 5.75% per year, require interest only payments for the first year, and are limited recourse to the shares of the Corporation held as security. One of these loans was to an officer and director.

Investing Activities:
Capital expenditures during the period were $816,000 compared with $296,000 in the first quarter of 2003. The 2004 capital expenditures included land of $94,000, seismic of $44,000, drilling and completion costs of $533,000 as well as equipment and tie in costs and overhead capitalized of $106,000.

Contractual Obligations:

There were no material changes in the company's contractual obligation during the quarter.

Other Items

Management and Director Changes:
In January, 2004 the President and Chief Executive Officer of Grand Banks resigned as an Officer and Director. This officer received a $120,000 payment at that time. The Board appointed E.C. (Ted) McFeely as President and Chief executive Officer. Mr. McFeely is also Chairman of the Board.

From January 1, 2004 to date the Company has added Brian Gore, Kenneth Hayes and W.J. (Bill) McNaughton to its Board of Directors. These individuals are all independent directors.

Grand Banks Energy Corporation
2004 First Quarter Results
Form 51-102F1

Management Discussion and Analysis

Exploration Results

In February 2004, the Company released the status of the exploratory well it participated in at Berland River West. The well was drilled to a total depth of 3,758 meters, cased, completed and production tested as a Devonian Wabamun gas well. Grand Banks has a 9.375% working interest in this well, which is expected to commence production in the third quarter of 2004.

New Accounting Policies

Full Cost Accounting:

The Company has adopted the new CICA Accounting Guideline 16 "Oil and Gas Accounting – Full Cost". The new quideline modifies how the ceiling test is preformed, and requires that cost centres be tested for recoverability using undiscounted future cash flows from proved reserves which are determined by using forward indexed prices. When the carrying amount of a cost centre is not recoverable, the cost centre would be written down to its fair value. Fair value is estimated using accepted present value techniques, which incorporate risks and other uncertainties when determining expected cash flows. There is no impact on the Company's reported financial results as a result of applying the new Accounting Guideline 16.

Asset Retirement Obligation:

On January 1, 2004, the Company retroactively adopted the Canadian accounting standard outlined in CICA Handbook Section 3110, "Asset Retirement Obligations". Previously, estimated future site restoration costs were provided for over the life of the proved reserves on a unit of production basis.

Under the new accounting standard, the Company records the fair value of legal obligations associated with the retirement of long-lived tangible assets, such as petroleum and natural gas assets, in the period in which they are acquired or drilled and a corresponding increase in the carrying amount of the long-lived asset. The liability accretes until the Company expects to settle the retirement obligation. The asset retirement costs are depleted using the unit of production method. Actual costs to retire the tangible assets are deducted from the liability as incurred.

As required by the new standard, all prior periods have been restated for the change in accounting policy. The details of these changes are included in Note 5 to the financial statements.

Management Discussion and Analysis

OTHER ITEMS

Outstanding Shares, Options and Warrants:
At March 31, 2004 the Company had 18,671,299 shares outstanding. No shares have been issued since year end to the date of this report.

Grand Banks had 425,000 options outstanding at December 31, 2003. Options totaling 230,000 expired unexercised since December 31, 2003. A further 865,000 options were issued at $1.05 per share for total outstanding options of 1,040,000 as of the date of this report.

At December 31, 2003 the Company had 851,200 warrants and 76,720 broker warrants outstanding. Since year end, the Company issued an additional 1,517,134 warrants exercisable at $1.25 per common share. At the date of this report a total of 2,445,054 warrants were outstanding.

Additional details on the shares, options and warrants outstanding at March 31, 2004 are available in the notes to the financial statements.

Critical Accounting Estimates:
Management is required to make judgments, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the financial results of the company.

Reserve estimates have a significant impact on income or loss, as they are a key component in the calculation of depletion, depreciation and accretion costs. A change in the reserve quantity estimates will result in a corresponding change in DD&A costs. In addition, if capitalized costs are determined to be in excess of the calculated ceiling, which is based on reserve quantities and values, the excess must be written off as an expense. Asset retirement costs are estimated, discounted and carried on the balance sheet as a liability. A change in estimated future asset restoration costs will change the liability on the balance sheet and the amortization of asset retirement costs included property and equipment.

Other Information:
Additional information regarding Grand Banks Energy Corporation's reserves and other data is available on SEDAR at sedar.com.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, EDWARD C. McFEELY, President and Chief Executive Officer, of Grand Banks Energy Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Grand Banks Energy Corporation, (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 24, 2004

"signed Edward C. McFeely"
Edward C. McFeely
President and
Chief Executive Officer
Grand Banks Energy Corporation

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, SHAWN D. McDONALD, Corporate Secretary, of Grand Banks Energy Corporation, signing as Chief Financial Officer for the purposes of this certificate, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Grand Banks Energy Corporation, (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 24, 2004

"signed Shawn D. McDonald"
Shawn D. McDonald
Corporate Secretary
Grand Banks Energy Corporation

Grand Banks Energy Corporation
Consolidated Financial Statements
For the six month interim period ended June 30, 2004
(Unaudited – prepared by management)

Contents

Grand Banks Energy Corporation
Consolidated Financial Statements
For the six month interim period ended
June 30, 2004
(Unaudited – prepared by Management)

National Instrument 51-102 Notice

The financial statements of Grand Banks Energy Corporation ("the Company") as at June 30, 2004 have been compiled by management and approved by the Company's Audit Committee on August 24, 2004.

These consolidated financial statements have not been reviewed or audited on behalf of the shareholders by the Company's independent external auditors, BDO Dunwoody LLP.

The accompanying notes are an integral part of these consolidated financial statements.

Grand Banks Energy Corporation
Consolidated Balance Sheets
(unaudited – prepared by Management)

	June 30 2004 (unaudited)	December 31 2003 (restated Note 5)
Assets		
Current		
Cash and short-term investments	**$ 8,169,560**	$ 7,277,787
Accounts receivable	**447,378**	371,450
Prepaid expenses and advances	**29,353**	8,936
	8,646,291	7,658,173
Property and equipment (Note 3)	**5,018,654**	3,392,707
	$ 13,664,945	$ 11,050,880
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	**507,227**	188,526
	507,227	188,526
Asset retirement obligation (Note 5)	**259,777**	201,100
	767,004	389,626
Shareholders' equity		
Equity instruments (Note 6)	**14,244,428**	11,493,121
Share purchase loans (Note 4)	**(356,250)**	-
Contributed surplus	**181,099**	89,270
Deficit	**(1,171,336)**	(921,137)
	12,897,941	10,661,254
	$ 13,664,945	$ 11,050,880

On behalf of the Board:

"signed" Director
Edward C. McFeely

"signed" Director
W.J. McNaughton

The accompanying notes are an integral part of these consolidated financial statements.

Grand Banks Energy Corporation
Consolidated Statements of Operations and Deficit
(unaudited – prepared by Management)

	Three months ended June 30		Six months ended June 30	
	2004	2003 (restated Note 5)	**2004**	2003 (restated Note 5)
Revenue				
Crude oil and liquids	**$ 253,376**	$ 78,137	**$ 484,646**	$ 195,687
Natural gas	**187,473**	223,138	**352,289**	400,299
Royalty income	**22,150**	3,482	**59,357**	6,897
Processing income	**2,526**	-	**2,526**	-
Interest income	**47,890**	2,566	**91,998**	2,566
	513,415	307,323	**990,816**	605,449
Less: royalties	**(49,452)**	(67,219)	**(111,142)**	(126,584)
	463,963	240,104	**879,674**	478,865
Expenses				
Depletion and depreciation	**151,284**	101,027	**310,964**	191,654
Accretion of asset retirement obligation (Note 5)	**5,001**	4,000	**9,721**	8,000
General and administrative	**206,434**	707,265	**511,423**	874,297
Interest	**68,433**	3,291	**112,314**	10,656
Production	**102,741**	46,113	**185,451**	112,343
	533,893	861,696	**1,129,873**	1,196,950
Net loss for the period	**(69,930)**	(621,592)	**(250,199)**	(718,085)
Deficit, beginning of period as originally reported	**(1,101,406)**	(32,884,599)	**(897,981)**	(32,795,106)
Change in accounting policy (Note 5)	**-**	(2,456)	**(23,156)**	4,544
Deficit, beginning of period as restated	**(1,101,406)**	(32,887,055)	**(921,137)**	(32,790,562)
Reduction in stated capital	**-**	32,795,106	**-**	32,795,106
Deficit, end of period	**$ (1,171,336)**	$ (713,541)	**$ (1,171,336)**	$ (713,541)
Loss per share - basic	**$ (0.00)**	$ (0.08)	**$ (0.01)**	$ (0.10)
Weighted average number of shares (1)	**18,671,299**	8,263,245	**17,698,566**	7,129,139

(1) Diluted loss per share has not been disclosed as the effects of share conversions and the exercise of options and warrants would be anti dilutive.

The accompanying notes are an integral part of these consolidated financial statements.

Grand Banks Energy Corporation
Consolidated Statements of Cash Flows
(unaudited – prepared by Management)

	Three months ended June 30		Six months ended June 30	
	2004	2003 (restated Note 5)	**2004**	2003 (restated Note 5)
Cash flows from operating activities				
Net loss for the period	**$ (69,930)**	$ (621,592)	**$ (250,199)**	$ (718,085)
Adjustments for:				
Stock compensation	**48,641**	21,209	**91,829**	21,209
Depletion and depreciation	**151,284**	101,027	**310,964**	191,654
Accretion of asset retirement obligation (Note 5)	**5,001**	4,000	**9,721**	8,000
Funds generated from operations	**134,996**	(495,356)	**162,315**	(497,222)
Changes in non-cash working capital balances (Note 9)	**185,266**	178,828	**317,287**	(91,118)
	320,262	(316,528)	**479,602**	(588,340)
Cash flows from financing activity				
Share purchase loans	**-**	-	**(356,250)**	-
Bank indebtedness	**-**	(575,421)	**-**	(144,816)
Issue of shares, net	**-**	2,138,000	**2,751,307**	2,378,000
	-	1,562,579	**2,395,057**	2,233,184
Cash flows from investing activities				
Dispositions of property and equipment	**-**	-	**25,000**	-
Additions to property and equipment	**(1,096,611)**	(347,995)	**(1,912,955)**	(644,398)
Change in non-cash investing working capital	**(148,543)**	343,413	**(94,931)**	241,023
	(1,245,154)	(4,582)	**(1,982,886)**	(403,375)
Increase (decrease) in cash and short term investments	**(924,892)**	1,241,469	**891,773**	1,241,469
Cash and short term investments, beginning of period	**9,094,452**	-	**7,277,787**	-
Cash and short term investments, end of period	**$ 8,169,560**	$ 1,241,469	**$ 8,169,560**	$ 1,241,469

The accompanying notes are an integral part of these consolidated financial statements.

1. Description of Business

The interim consolidated financial statements of Grand Banks Energy Corporation ("Grand Banks" or "the Company") have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim financial statements have, in management's opinion, been properly prepared using judgment within reasonable limits of materiality. Certain information and disclosures normally required to be included in the notes to the annual financial statements have been condensed or omitted. The interim financial statements should be read in conjunction with the Consolidated Financial Statements and the notes thereto in Grand Bank's Annual Report for the year ended December 31, 2003, except as otherwise noted.

2. Accounting Policy Changes

Effective January 1, 2004 the Company adopted new accounting policies relating to the ceiling test (Note 3), asset retirement costs (Note 5), share purchase financing (Note 4), and hedging relationships as recommended by the Canadian Institute of Chartered Accountants as follows:

Effective January 1, 2004, the Company adopted new Canadian accounting guidelines that modify the way the ceiling test is performed. The recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the expected fair values of the cash flows from the cost centre's use and eventual disposition. If the carrying value is unrecoverable, the cost centre is written down to its fair value using the expected future cash flow, which is discounted at a risk free rate. There is no impact on the Company's reported financial results as a result of applying the new ceiling test.

Effective January 1, 2004, the Company adopted the new Canadian accounting standard for asset retirement obligations. The new standard requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depleted and depreciated using a unit of production method over estimated gross proved reserves. Subsequent to the initial measurement of the asset retirement obligations, the obligations are adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.

The Company adopted the new Canadian Institute of Chartered Accountants Emerging Issue Committee No. 132 abstract on Share Purchase Financing (EIC-132). This abstract provides interpretive guidance to the accounting requirements for outstanding share purchase loans receivable. The new guidance requires that share purchase loans receivable should be presented as reductions from shareholders' equity unless there is substantial evidence that the borrower, not the Company, is at risk for any decline in the price of the shares, there is reasonable assurance that the Company will collect the full amount of the loan in cash and the loan is in accordance with current arm's length market terms and conditions.

Effective January 1, 2004, the Company has implemented CICA Accounting Guideline (AcG-13), "Hedging Relationships", which is effective for fiscal years beginning on or after July 1, 2003. AcG-13 addresses the identification, designation, documentation and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also established conditions for applying or discontinuing hedge accounting. Under the new guideline, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective in order to continue accrual accounting for position hedges with derivatives. As at the period end, there are no hedges in place.

3. Property and Equipment

June 30, 2004 (unaudited)	Cost	Accumulated Depletion and Depreciation	Net Book Value
Furniture and equipment	$ 69,476	$ 20,112	$ 49,364
Petroleum and natural gas properties	6,650,546	1,681,256	4,969,290
	$ 6,720,022	$ 1,701,368	$ 5,018,654

December 31, 2003	Cost	Accumulated Depletion and Depreciation	Net Book Value
Furniture and equipment	$ 41,233	$ 14,348	$ 26,885
Petroleum and natural gas properties	4,741,878	1,376,056	3,365,822
	$ 4,783,111	$ 1,390,404	$ 3,392,707

The Company excluded $816,400 (2003 - $nil) of undeveloped properties from the depletion calculation. The Company capitalized $193,500 (2003 - $nil) of general and administrative costs during the period.

In accordance with the new ceiling test requirements, the Company performed a ceiling test calculation at June 30, 2004 to assess the recoverable value of its oil and natural gas properties, based on the January 1, 2004 reserve report, which used a conversion rate of $1.00 Cdn. to $0.75 US. The following table summarizes the benchmark prices used in the January 1, 2004 reserve report.

Year	AECO C (C$/MMBTU)	Edmonton Reference (C$/BBL)
2004	$ 6.00	$ 37.61
2005	$ 5.31	$ 34.25
2006	$ 4.83	$ 32.90
2007	$ 4.87	$ 32.21
2008	$ 4.96	$ 32.85

The undiscounted value of future revenue from the Company's proved reserves exceeded the carrying value of Grand Banks' oil and natural gas properties at June 30, 2004.

4. Share Purchase Loans

The Company granted loans of $356,250 for the purchase of shares to certain employees and consultants. The loans have a six year term and bear interest at 5.75% per year, require interest only payments for the first year, and are limited recourse to the shares of the Corporation held as security. This includes a loan of $71,250 which was made to an officer.

5. Asset Retirement Obligation

(a) The Company's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $392,000, which will be incurred between 2005 and 2014. A credit-adjusted risk-free rate of 8 percent was used to calculate the fair value of the asset retirement obligations. A reconciliation of the asset retirement obligations is provided below:

Asset retirement obligations	Six-month period end June 30, 2004	Six-month period end June 30, 2003	Year end December 31, 2003
Balance, beginning of period	$ 201,100	$ 110,300	$ 110,300
Liabilities incurred in period	48,956	77,487	77,487
Liabilities settled in period	-	-	(2,687)
Accretion expense	9,721	8,000	16,000
Balance, end of period	$ 259,777	$ 195,787	$ 201,100

(b) The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

Balance sheet	December 31, 2003	December 31, 2002
Asset retirement costs, included in property and equipment	$ 150,124	$ 98,037
Asset retirement obligations	$ 201,100	$ 110,300
Accumulated future removal and site restoration liability	$ (27,820)	$ (16,807)
Deficit adjustment	$ (23,156)	$ 4,544

Operations	Three-month period end June 30, 2003	Six-month period end June 30, 2003	Year end December 31, 2003
Accretion expense	$ 4,000	$ 8,000	$ 16,000
Depletion and depreciation on asset retirement costs	5,100	11,200	25,400
Accrual of estimated future removal and site restoration liability	(2,200)	(4,300)	(13,700)
Net loss increase (decrease)	$ 6,900	$ 14,900	$ 27,700
Basic net loss per share	$0.00	$0.00	$0.00

6. Equity Instruments

(a) Issued and outstanding

	June 30, 2004 (unaudited)		December 31, 2003	
	Number of Shares	Amounts	Number of Shares	Amounts
Balance, beginning of year	15,637,032	$11,493,121	5,982,432	$ 34,792,955
Issued on exercise of warrants and options	-	-	946,000	946,000
Flow through shares issued	-	-	5,424,200	5,966,620
Issued for cash	3,034,267	2,882,554	3,034,400	2,957,680
Issued for property	-	-	250,000	250,000
Reduction in stated capital	-	-	-	(32,795,106)
Tax effect flow through shares (1)	-	(315,000)	-	(214,000)
Future tax benefit recognized	-	263,000	-	(39,900)
Share issue costs, net of tax effect	-	(79,247)	-	(371,128)
Balance, end of period	18,671,299	$ 14,244,428	15,637,032	$ 11,493,121
Weighted average number of common shares	17,698,566		8,935,064	

(1) *Calculated at an effective rate of 34.6% on renounced expenditures.*

(b) Flow through share information

	June 30 2004	December 31 2003
Remaining obligation from prior year	$ 5,695,120	$ 248,107
Amount of flow through shares issued	-	5,966,620
Expenditures incurred	(802,359)	(519,607)
Remaining obligation	$ 4,892,761	$ 5,695,120

(c) Stock options

As at June 30, 2004 the Company has the following stock options outstanding:

	Number of Shares	Option Price per Share Range	Weighted Average Exercise Price
Options outstanding, December 31, 2002	500,000	$1.00	$1.00
Options - granted	375,000	$1.00 - $1.15	$1.06
- exercised	(410,000)	$1.00	$1.00
- cancelled	(40,000)	$1.00	$1.00
Options outstanding, December 31, 2003	425,000	$1.00 - $1.15	$1.05
Options - granted	1,045,000	$1.05	$1.05
- cancelled	(470,000)	$1.00 - $1.15	$1.00
Options outstanding, June 30, 2004	1,000,000	$1.00 - $1.05	$1.04

6. Equity Instruments - continued

(c) Stock options continued

The following table summarizes information about the stock options outstanding at June 30, 2004:

Options Outstanding				Options Currently Exercisable		
Number	Option Price	Weighted Average Exercise Price	Weighted Average Term (years)	Number	Weighted Average Exercise Price	Weighted Average Term (years)
195,000	$ 1.00	$ 1.00	4.2 years	115,000	$ 1.00	2.7 years
805,000	$ 1.05	$ 1.05	4.2 years	268,336	$ 1.05	4.7 years
1,000,000		$ 1.04	4.2 years	383,336	$ 1.04	4.1 years

The following table summarizes information about the stock options outstanding at December 31, 2003:

Options Outstanding				Options Currently Exercisable		
Number	Option Price	Weighted Average Exercise Price	Weighted Average Term (years)	Number	Weighted Average Exercise Price	Weighted Average Term (years)
275,000	$ 1.00	$ 1.00	4.9 years	95,000	$ 1.00	2.2 years
150,000	$ 1.15	$ 1.15	6.3 years	-	$ -	-
425,000		$ 1.05	5.4 years	95,000	$ 1.00	2.2 years

(d) Warrants

As at June 30, 2004 the Company has the following share purchase warrants outstanding:

Issued	Expiry	Number	Price
Warrants outstanding, December 31, 2003		927,920	$1.23
Issued during the period	August and September 2005	1,517,135	$1.25
Exercised in the period		-	-
Total issued and outstanding, end of period		2,445,055	$1.24

No value has been attributed to the warrants as the amount is nominal.

7. Income Taxes

(a) The effective tax rate of income tax varies from the statutory rate as follows:

	Six month period ended June 30, 2004	Year ended December 31, 2003
Income before taxes	$ (250,199)	$ (1,708,093)
Combined tax rates	38.6%	40.6%
Expected income tax provision at statutory rate	$ (96,627)	$ (364,760)
ARTC	(1,644)	(15,513)
Crown charges	(23,804)	(1,730,371)
Change in rate	29,365	70,820
Resource allowance	755	1,175
Stock compensation	(11,426)	30,851
Other	35,464	27,447
Valuation allowance	67,917	1,980,351
Actual income tax provision	$ -	$ -

(b) At June 30, 2004, subject to confirmation by income tax authorities, the Company has the following tax pools available to reduce future taxable income:

	June 30 2004	December 31 2003
Cumulative Canadian development expenses	$ 298,000	$ 330,919
Cumulative Canadian exploration expenses	6,828,000	6,373,558
Cumulative Canadian oil and gas property expenses	934,000	721,705
Foreign exploration and development expenses	10,496,000	11,047,091
Earned depletion	391,000	390,855
Undepreciated capital cost	773,000	492,083
Non-capital losses carried forward	12,226,000	11,813,031
Undeducted share issue costs carried forward	573,000	511,723
Alberta Crown Royalty Income	207,000	-
	$ 32,726,000	$ 31,680,965

The tax benefit of these losses has not been recognized as a future asset, as they do not meet the test of more likely than not realization.

(c) Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. The components of the Company's future income tax assets and liabilities are as follows:

Nature of temporary differences	June 30 2004	December 31 2003
Property and equipment	$ 5,089,761	$ 5,588,169
Asset retirement obligation	89,935	-
Unused non capital tax losses carried forward	4,232,647	4,089,325
Share issue costs	198,314	177,159
Unused capital losses carried forward	129,595	129,595
Alberta Crown Royalty Income	23,804	
	9,764,056	9,984,248
Valuation allowance	(9,764,056)	(9,984,248)
Future income tax asset (liability)	$ -	$ -

8. Related Party Transactions

Except as disclosed elsewhere in these interim consolidated financial statements the Company had the following related party transactions:

(a) The Company paid $42,175 (2003 - $42,490 plus $89,880 change of management fee) to a company controlled by a director and/or officer for consulting fees for the six months ended June 30, 2004.
(b) The Company conducts oil and gas exploration and development activities and related transactions with organizations managed or controlled by directors. These transactions are negotiated and conducted using standard industry agreements and terms.

All related party transactions are in the normal course of operations and have been measured at the agreed to exchange amounts, which is the amount of consideration established and agreed to by the related parties and which is similar to those negotiated with third parties.

9. Statement of Cash Flows

	Three month period ended June 30		Six month period ended June 30	
	2004	2003	2004	2003
Changes in non-cash working capital :				
Accounts receivable	$ (87,144)	$ (14,776)	$ (128,382)	$ (118,133)
Prepaid expenses and advances	(1,550)	179,999	(20,417)	(1)
Accounts payable	273,960	13,605	466,086	27,016
	$ 185,266	$ 178,828	$ 317,287	$ (91,118)

10. Contingencies

The Company is subject to various regulatory and statutory requirements relating to the protection of the environment. These requirements, in addition to contractual agreements and management decisions, result in the accrual of estimated future removal and site restoration costs. These costs are accrued on the unit of production basis. Any changes in these estimates will affect future earnings.

Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and are to be funded mainly from the Company's cash provided by operating activities. Although the ultimate impact of these matters on net earnings cannot be determined at this time, it could be material for any one-quarter or year.

Grand Banks Energy Corporation
2004 Second Quarter Results
Form 51-102F1

Management Discussion and Analysis

Grand Banks Energy Corporation is an emerging energy corporation engaged in the business of oil and gas exploration, development and production in Western Canada. The Company's main operations are in the Province of Alberta and one property located in the Province of Saskatchewan.

The discussion and analysis of Grand Banks Energy Corporation ("Grand Banks" or "the Company") should be read in conjunction with the unaudited interim financial statements for the three and six months ended June 30, 2004 and the audited consolidated financial statements and accompanying notes as well as the management discussion and analysis for the year ended December 31, 2003. In the management discussion and analysis, reserves and production are commonly stated in barrels of equivalent (boe) using a conversion of six thousand cubic feet of natural gas being equal to one barrel of oil.

The quarterly financial statements and this management discussion and analysis have been approved by the Audit Committee of the Board of Directors of Grand Banks Energy Corporation and includes information to August 24, 2004.

The quarterly financial statements have not been reviewed or audited on behalf of the shareholders by the Company's independent external auditors, BDO Dunwoody LLP.

First Half Results

The first half results for Grand Banks Energy Corporation are for the six months ended June 30, 2004 and are compared with the six months ended June 30, 2003. The current quarter is for the three months ended June 30, 2004 and is compared with that same period in 2003.

During the past year Grand Banks Energy Corporation significantly strengthened its cash position. Grand Banks has $8.1 million in working capital available for its exploration program.

During the first half of 2004 the company drilled four wells which resulted in three wells being cased and completed and one well being dry and abandoned. Of the three completed wells two are currently on production, one in Provost with a 25% working interest and one in Wood River with a minor working interest. The Company has a 45% working interest in the third completed well at Bonanza which is currently being tie-in and is expected to be on production in the third quarter.

The Company is currently participating in the drilling of a well in the Blueberry area. The Company is constructing a lease in the Meekwap area in preparation for drilling. In the Berland River area a second well is planned. The first well drilled in Berland River is expected to commence production during the third quarter of 2004.

Grand Banks Energy Corporation
2004 Second Quarter Results
Form 51-102F1

Management Discussion and Analysis

First Half Results

The following table summarizes first half results for 2003 and 2004. The balance sheet amounts are as of December 31, 2003. The 2003 amounts have been restated for changes in accounting policies.

	Three months ended June 30		Six months ended June 30	
	2004	2003	2004	2003
Sales volumes – BOE/day	116	85	116	78
Revenues	$ 513,415	$ 307,323	$ 990,816	$ 605,449
Net loss	$ (69,930)	$(621,592)	$ (250,199)	$ (718,085)
Net loss per share	$ -	$ (0.08)	$ (0.01)	$ (0.10)

	June 30 2004	December 31 2003
Total assets	$ 13,664,945	$ 11,050,880
Working capital	$ 8,139,064	$ 7,469,647
Flow through share obligations	$ 4,892,761	$ 5,695,120

Sales Volumes:
In the first half of 2004 product sales volumes increased 49% to 116 BOE per day in 2004 from 78 BOE per day in 2003. The second quarter increase was 36%. The increase in sales volumes was due to new wells. The Company expects volumes in the third quarter to grow significantly as the 10-22 well at Berland River will be on production for a portion of the quarter.

Gross Revenues:
Gross revenues rose 64% in the first half of 2004 to $991,000 from $605,000 in 2003 as increased volumes were complemented with higher interest income from the Company's increased working capital. Natural gas prices decreased from $7.45 per mcf in 2003 to $6.96 per mcf in 2004. Interest income for the first half of 2004 rose to $92,000 in 2004 from $3,000 in 2003 as the Company raised additional capital during 2003 and the first quarter of 2004. Revenues for the second quarter of 2004 were up 67% versus 2003.

Royalty Expense:
Royalty expense net of Alberta Royalty Tax Credit "ARTC" declined to $111,000 in the first half of 2004 from $127,000 in 2003 due to 2004 sales volumes from a royalty free well. This well is expected to lose its royalty free status in the third quarter of 2004.

Production expenses:
Production expenses increased to $185,000 or $8.82 per BOE compared with $112,000 in 2003 or $7.98 per BOE due to increased volumes.

Depletion, depreciation and accretion:
Depletion, depreciation and accretion "DD&A" increased to $321,000 in 2004 from $200,000 in 2003. The DD&A costs include depletion of asset retirement costs in the first half, as noted in the change in accounting policies section. Previously, site restoration costs were provided for on a unit of production basis in DD&A. The increase in DD&A versus 2003 was due primarily to higher sales volumes. The DD&A costs also include accretion of discount of the asset retirement obligation of $9,700 in the first six months of 2004 compared with $8,000 for the same period in 2003.

Grand Banks Energy Corporation
2004 Second Quarter Results
Form 51-102F1

Management Discussion and Analysis

First Half Results

Interest:
Interest expense increased to $112,000 in 2004 from $11,000 in 2003. Interest on flow through share obligations are $111,000 in 2004 compared with $4,000 in 2003. Reduced interest on the Company's debt in 2004 provided a minor offset to the increase in flow through share interest costs.

General and Administrative Costs:
General and administrative expenses "G&A" for 2004 and 2003 are summarized in the following table:

	Three months ended June 30		Six months ended June 30	
	2004	2003	2004	2003
Management fees	$ -	$ 420,000	$ -	$ 480,000
Consulting fees	81,903	187,175	182,240	246,543
Salaries and benefits	77,998	26,940	283,667	26,940
Stock compensation	48,641	21,209	91,829	21,209
Rent and office costs	45,903	14,047	78,085	26,298
Filing and transfer fees	24,952	31,441	33,645	46,560
Legal and audit	8,827	5,404	18,559	15,978
Other	6,069	1,049	17,432	10,769
Overhead capitalized and recovered	(87,859)	-	(194,034)	-
	$ 206,434	$ 707,265	$ 511,423	$ 874,297

The G&A for the Company declined from $874,000 to $511,000 for the first six months of 2004 mainly as a result of the elimination of the management fees incurred in the first half of 2003 and overhead recoveries in 2004. G&A costs declined from $707,000 in the second quarter of 2003 to $206,000 in the second quarter of 2004. Again, the main reason for the decrease is the elimination of the 2003 management fees and overhead recoveries in 2004 from operations and overhead capitalized. In addition, some 2003 consulting fees were replaced by salaries in 2004 as these positions were filled on a full time basis. Rent and office costs increased as the Company changed office locations to increase available space. Stock compensation, a non-cash cost, increased in both periods of 2004 as a result of more stock options granted.

Net Loss:
For the three months ended June 30, 2004 Grand Banks had a loss of $70,000, or $0.00 per share, compared with a loss of $622,000 or $0.08 per share in 2003. The improvement in the most recent quarter results from higher sales volumes combined with lower G&A costs. The Company had a net loss of $250,000 in the first half of 2004 or $0.01 per share compared with a loss of $718,000 or $0.10 per share for the same period in 2003.

Grand Banks Energy Corporation
2004 Second Quarter Results
Form 51-102F1

Management Discussion and Analysis

First Half Results

Liquidity and Capital Resources:
The Company has working capital of $8.1 million at June 30, 2004, of which $8.1 million was cash and short term investments. Grand Banks also has a $750,000 line of credit at prime plus 1.5% which was not drawn at June 30, 2004, plus a modest cash flow from existing operations. The Company has not declared any dividends.

At June 30, 2004, Grand Banks has an obligation to spend $4.9 million of flow through qualifying expenditures by December 31, 2004 of which $4.4 million must be qualifying Canadian Exploration Expense.

Financing Activities:
In the first quarter of 2004 Grand Banks issued 3,034,267 common shares for gross proceeds of $2,882,554. These private placements included 1,517,135 warrants exercisable at $1.25 within 18 months. During the six months ended June 30, 2004 the Company granted 1,045,000 stock options exercisable at $1.05 per share.

The Company granted loans of $356,250 during the first half of 2004 for the purchase of shares to certain employees and consultants. The loans have a six year term and bear interest at 5.75% per year, require interest only payments for the first year, and are limited recourse to the shares of the Corporation held as security. One of these loans is to an officer of the Company.

Investing Activities:
Capital expenditures during the first six months of 2004 were $1,913,000 compared with $644,000 in the first half of 2003. Capital expenditures during the first half of 2004 include land of $284,000, seismic of $454,000, and drilling and completion costs of $816,000.

Contractual Obligations:
There were no material changes in the company's contractual obligation during the quarter.

Summary of Quarterly Results

The following table includes the restated results for the 2003 and 2004 quarters.

Quarter Ended	Sales Volumes BOE/day	Gross Revenue	Net (Loss)	EPS	Total Assets	Working Capital
June 30, 2004	116	$513,415	$ (69,930)	-	$13,664,945	$8,139,064
March 31, 2004	115	$477,401	$ (180,269)	$ (0.01)	$13,845,021	$9,106,616
December 31, 2003	96	$321,948	$ (189,168)	-	$11,050,880	$7,469,647
September 30, 2003	86	$313,557	$ (39,637)	-	$ 4,557,239	$1,005,975
June 30, 2003	85	$307,323	$ (621,592)	$ (0.08)	$ 4,690,791	$ 976,804
March 31, 2003	70	$298,126	$ (96,493)	$ (0.02)	$ 3,245,844	$ (317,845)

Grand Banks Energy Corporation
2004 Second Quarter Results
Form 51-102F1

Management Discussion and Analysis

New Accounting Policies

Full Cost Accounting:
The Company has adopted the new CICA Accounting Guideline 16 "Oil and Gas Accounting – Full Cost". The new quideline modifies how the ceiling test is preformed, and requires that cost centres be tested for recoverability using undiscounted future cash flows from proved reserves which are determined by using forward indexed prices. When the carrying amount of a cost centre is not recoverable, the cost centre would be written down to its fair value. Fair value is estimated using accepted present value techniques, which incorporate risks and other uncertainties when determining expected cash flows. There is no impact on the Company's reported financial results as a result of applying the new Accounting Guideline 16.

Asset Retirement Obligation:
On January 1, 2004, the Company retroactively adopted the Canadian accounting standard outlined in CICA Handbook Section 3110, "Asset Retirement Obligations". Previously, estimated future site restoration costs were provided for over the life of the proved reserves on a unit of production basis.

Under the new accounting standard, the Company records the fair value of legal obligations associated with the retirement of long-lived tangible assets, such as petroleum and natural gas assets, in the period in which they are acquired or drilled and a corresponding increase in the carrying amount of the long-lived asset. The liability accretes until the Company expects to settle the retirement obligation. The asset retirement costs are depleted using the unit of production method. Actual costs to retire the tangible assets are deducted from the liability as incurred.

As required by the new standard, all prior periods have been restated for the change in accounting policy. The details of these changes are included in Note 5 to the financial statements.

Other Items

Management and Director Changes:
In January, 2004 the President and Chief Executive Officer of Grand Banks resigned as an Officer and Director. The Board appointed E.C. (Ted) McFeely as President and Chief executive Officer. Mr. McFeely is also Chairman of the Board.

At the Company's annual special meeting of shareholders on June 2, 2004, the shareholders elected E.C. (Ted) McFeely, Brian Gore, Kenneth Hayes and W.J. (Bill) McNaughton to its Board of Directors. Three of these directors; Mr. Gore, Mr. Hayes and Mr. McNaughton are all independent directors.

Related Party Transactions:
During the first six months of 2004 the Company paid $42,000 to a director and/or officer for consulting fees. In addition, Grand Banks conducts oil and gas exploration and development activities and related transactions with organizations managed or controlled by directors. Additional information regarding these items is contained in the notes to the financial statements.

Management Discussion and Analysis

Other Items

Outstanding Shares, Options and Warrants:
At June 30, 2004 the Company had 18,671,299 shares outstanding. No shares have been issued since year end to the date of this report.

Grand Banks had 425,000 options outstanding at December 31, 2003. Options totaling 470,000 expired unexercised since December 31, 2003. A further 1,045,000 options were issued at $1.05 per share for total outstanding options of 1,000,000 as of the date of this report.

At December 31, 2003 the Company had 851,200 warrants and 76,720 broker warrants outstanding. Since year end, the Company issued an additional 1,517,135 warrants exercisable at $1.25 per common share. At the date of this report a total of 2,445,055 warrants were outstanding at an average price of $1.24.

Additional details on the shares, options and warrants outstanding at the end of the period are available in the notes to the financial statements.

Critical Accounting Estimates:
Management is required to make judgments, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the financial results of the company.

Reserve estimates have a significant impact on income or loss, as they are a key component in the calculation of depletion, depreciation and accretion costs. A change in the reserve quantity estimates will result in a corresponding change in DD&A costs. In addition, if capitalized costs are determined to be in excess of the calculated ceiling, which is based on reserve quantities and values, the excess must be written off as an expense. Asset retirement costs are estimated, discounted and carried on the balance sheet as a liability. A change in estimated future asset restoration costs will change the liability on the balance sheet and the amortization of asset retirement costs included in property and equipment.

Other Information:
Additional information regarding Grand Banks Energy Corporation's reserves and other data is available on SEDAR at sedar.com.

Grand Banks Energy Corporation
2004 Third Quarter Results
Form 51-102F1

Management Discussion and Analysis

Grand Banks Energy Corporation is an emerging energy corporation engaged in the business of oil and gas exploration, development and production in Western Canada. The Company's core areas are located at the Peace River Arch, West Central and Central regions of Alberta. The Company is exploring for new oil and gas reserves in all four of the Western Provinces of Canada.

The discussion and analysis of Grand Banks Energy Corporation ("Grand Banks" or "the Company") should be read in conjunction with the unaudited interim financial statements for the three and nine months ended September 30, 2004 and the audited consolidated financial statements and accompanying notes as well as the management discussion and analysis for the year ended December 31, 2003. In the management discussion and analysis, reserves and production are commonly stated in barrels of equivalent (boe) using a conversion of six thousand cubic feet of natural gas being equal to one barrel of oil.

The quarterly financial statements and this Management Discussion and Analysis have been approved by the Audit Committee of the Board of Directors of Grand Banks Energy Corporation and includes information to November 22, 2004.

The quarterly financial statements have not been reviewed or audited on behalf of the shareholders by the Company's independent external auditors, BDO Dunwoody LLP.

Operations Report

During the third quarter of 2004, a well that was drilled at Bonanza, on the Peace River Arch (Grand Banks 45% working interest), was completed as an oil well. The well is currently producing oil at rates in the 90 bopd (40 bopd net) range. The Company also participated, with a 50% working interest, in the drilling of one other well on the Peace River Arch. This well was successfully completed as a gas well and is expected to commence production around the start of December. A third well, located at Bittern Lake, was also spudded at the end of the third quarter. This well (Grand Banks 50% working interest) was cased and completed as a gas well, and is expected to commence production by the end of the year. Subsequent to the end of the third quarter, the Company commenced a multi-well drilling program in which it will participate in the drilling of approximately ten to twelve wells during the fourth quarter.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, EDWARD C. McFEELY, President and Chief Executive Officer, of Grand Banks Energy Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Grand Banks Energy Corporation, (the issuer) for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 29, 2004

"signed Edward C. McFeely"
Edward C. McFeely
President and
Chief Executive Officer
Grand Banks Energy Corporation

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, SHAWN D. McDONALD, Corporate Secretary, of Grand Banks Energy Corporation, signing as Chief Financial Officer for the purposes of this certificate, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Grand Banks Energy Corporation, (the issuer) for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 29, 2004

"signed Shawn D. McDonald"
Shawn D. McDonald
Corporate Secretary
Grand Banks Energy Corporation

Grand Banks Energy Corporation
Consolidated Financial Statements
For the nine month interim period ended September 30, 2004
(Unaudited – prepared by management)

Contents

Grand Banks Energy Corporation
Consolidated Financial Statements
For the nine month interim period ended September 30, 2004
(Unaudited – prepared by Management)

National Instrument 51-102 Notice

The financial statements of Grand Banks Energy Corporation ("the Company") as at September 30, 2004 have been compiled by management and approved by the Company's Audit Committee on November 22, 2004.

These consolidated financial statements have not been reviewed or audited on behalf of the shareholders by the Company's independent external auditors, BDO Dunwoody LLP.

The accompanying notes are an integral part of these consolidated financial statements.

Grand Banks Energy Corporation
Consolidated Balance Sheets
(unaudited – prepared by Management)

	September 30 2004 (unaudited)	December 31 2003 (restated Note 5)
Assets		
Current		
Cash and short-term investments	**$ 7,118,009**	$ 7,277,787
Accounts receivable	**422,340**	371,450
Prepaid expenses and advances	**38,222**	8,936
	7,578,571	7,658,173
Property and equipment (Note 3)	**6,816,478**	3,392,707
	$ 14,395,049	$ 11,050,880
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	**1,190,607**	188,526
	1,190,607	188,526
Asset retirement obligation (Note 5)	**296,753**	201,100
	1,487,360	389,626
Shareholders' equity		
Equity instruments (Note 6)	**14,244,428**	11,493,121
Share purchase loans (Note 4)	**(356,250)**	-
Contributed surplus	**240,948**	89,270
Deficit	**(1,221,437)**	(921,137)
	12,907,689	10,661,254
	$ 14,395,049	$ 11,050,880

On behalf of the Board:

"signed" Director
Edward C. McFeely

"signed" Director
W.J. McNaughton

The accompanying notes are an integral part of these consolidated financial statements.

Grand Banks Energy Corporation
Consolidated Statements of Operations and Deficit
(unaudited – prepared by Management)

	Three months ended September 30		Nine months ended September 30	
	2004	2003 (restated Note 5)	**2004**	2003 (restated Note 5)
Revenue				
Crude oil and liquids	**$ 330,615**	$ 169,701	**$ 815,261**	$ 365,388
Natural gas	**206,613**	130,399	**558,902**	530,698
Royalty income	**28,002**	5,712	**87,359**	12,609
Processing income	**-**	-	**2,526**	-
Interest income	**40,891**	7,745	**132,889**	10,311
	606,121	313,557	**1,596,937**	919,006
Less: royalties	**(104,876)**	(23,777)	**(216,018)**	(150,361)
	501,245	289,780	**1,380,919**	768,645
Expenses				
Depletion and depreciation	**190,459**	125,127	**501,423**	316,781
Accretion of asset retirement obligation (Note 5)	**5,629**	4,000	**15,350**	12,000
General and administrative	**222,510**	137,285	**733,933**	1,011,582
Interest	**39,286**	54	**151,600**	10,710
Production	**93,462**	84,160	**278,913**	196,503
	551,346	350,626	**1,681,219**	1,547,576
Net loss for the period	**(50,101)**	(60,846)	**(300,300)**	(778,931)
Deficit, beginning of period as originally reported	**(1,171,336)**	(681,976)	**(897,981)**	(32,795,106)
Change in accounting policy (Note 5)	**-**	(31,565)	**(23,156)**	4,544
Deficit, beginning of period as restated	**(1,171,336)**	(713,541)	**(921,137)**	(32,790,562)
Reduction in stated capital	**-**	-	**-**	32,795,106
Deficit, end of period	**$ (1,221,437)**	$ (774,387)	**$ (1,221,437)**	$ (774,387)
Loss per share - basic	**$ -**	**$ (0.01)**	**$ (0.02)**	$ (0.10)
Weighted average number of shares (1)	**18,671,299**	8,678,432	**18,025,177**	8,067,568

(1) Diluted loss per share has not been disclosed as the effects of share conversions and the exercise of options and warrants would be anti dilutive.

The accompanying notes are an integral part of these consolidated financial statements.

Grand Banks Energy Corporation
Consolidated Statements of Cash Flows
(unaudited – prepared by Management)

	Three months ended September 30		Nine months ended September 30	
	2004	2003 (restated Note 5)	**2004**	2003 (restated Note 5)
Cash flows from operating activities				
Net loss for the period	**$ (50,101)**	$ (60,846)	**$ (300,300)**	$ (778,931)
Adjustments for:				
Stock compensation	**59,849**	21,209	**151,678**	42,418
Depletion and depreciation	**190,459**	125,127	**501,423**	316,781
Accretion of asset retirement obligation (Note 5)	**5,629**	4,000	**15,350**	12,000
Asset retirement costs	**(40)**	-	**(40)**	-
Funds generated from operations	**205,796**	89,490	**368,111**	(407,732)
Changes in non-cash working capital balances (Note 9)	**(280,077)**	93,430	**37,210**	2,312
	(74,281)	182,920	**405,321**	(405,420)
Cash flows from financing activity				
Share purchase loans	**-**	-	**(356,250)**	-
Bank indebtedness	**-**	-	**-**	(144,816)
Issue of shares, net	**-**	-	**2,751,307**	2,378,000
	-	-	**2,395,057**	2,233,184
Cash flows from investing activities				
Dispositions of property and equipment	**-**	-	**25,000**	-
Additions to property and equipment	**(1,956,896)**	(60,309)	**(3,869,851)**	(704,707)
Change in non-cash investing working capital	**979,626**	(151,688)	**884,695**	89,335
	(977,270)	(211,997)	**(2,960,156)**	(615,372)
Increase (decrease) in cash and short term investments	**(1,051,551)**	(29,077)	**(159,778)**	1,212,392
Cash and short term investments, beginning of period	**8,169,560**	-	**7,277,787**	-
Cash and short term investments, end of period	**$ 7,118,009**	$ (29,077)	**$ 7,118,009**	$ 1,212,392

The accompanying notes are an integral part of these consolidated financial statements.

September 30, 2004

1. Description of Business

The interim consolidated financial statements of Grand Banks Energy Corporation ("Grand Banks" or "the Company") have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim financial statements have, in management's opinion, been properly prepared using judgment within reasonable limits of materiality. Certain information and disclosures normally required to be included in the notes to the annual financial statements have been condensed or omitted. The interim financial statements should be read in conjunction with the Consolidated Financial Statements and the notes thereto in Grand Bank's Annual Report for the year ended December 31, 2003, except as otherwise noted.

2. Accounting Policy Changes

Effective January 1, 2004 the Company adopted new accounting policies relating to the ceiling test (Note 3), asset retirement costs (Note 5), share purchase financing (Note 4), and hedging relationships as recommended by the Canadian Institute of Chartered Accountants as follows:

Effective January 1, 2004, the Company adopted new Canadian accounting guidelines that modify the way the ceiling test is performed. The recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the expected fair values of the cash flows from the cost centre's use and eventual disposition. If the carrying value is unrecoverable, the cost centre is written down to its fair value using the expected future cash flow, which is discounted at a risk free rate. There is no impact on the Company's reported financial results as a result of applying the new ceiling test.

Effective January 1, 2004, the Company adopted the new Canadian accounting standard for asset retirement obligations. The new standard requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depleted and depreciated using a unit of production method over estimated gross proved reserves. Subsequent to the initial measurement of the asset retirement obligations, the obligations are adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.

The Company adopted the new Canadian Institute of Chartered Accountants Emerging Issue Committee No. 132 abstract on Share Purchase Financing (EIC-132). This abstract provides interpretive guidance to the accounting requirements for outstanding share purchase loans receivable. The new guidance requires that share purchase loans receivable should be presented as reductions from shareholders' equity unless there is substantial evidence that the borrower, not the Company, is at risk for any decline in the price of the shares, there is reasonable assurance that the Company will collect the full amount of the loan in cash and the loan is in accordance with current arm's length market terms and conditions.

Effective January 1, 2004, the Company has implemented CICA Accounting Guideline (AcG-13), "Hedging Relationships", which is effective for fiscal years beginning on or after July 1, 2003. AcG-13 addresses the identification, designation, documentation and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also established conditions for applying or discontinuing hedge accounting. Under the new guideline, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective in order to continue accrual accounting for position hedges with derivatives. As at the period end, there are no hedges in place.

3. Property and Equipment

September 30, 2004 (unaudited)	Cost	Accumulated Depletion and Depreciation	Net Book Value
Furniture and equipment	$ 79,916	$ 23,871	$ 56,045
Petroleum and natural gas properties	8,628,389	1,867,956	6,760,433
	$ 8,708,305	$ 1,891,827	$ 6,816,478

December 31, 2003	Cost	Accumulated Depletion and Depreciation	Net Book Value
Furniture and equipment	$ 41,233	$ 14,348	$ 26,885
Petroleum and natural gas properties	4,741,878	1,376,056	3,365,822
	$ 4,783,111	$ 1,390,404	$ 3,392,707

The Company excluded $1,589,900 (2003 - $nil) of undeveloped properties from the depletion calculation. The Company capitalized $268,200 (2003 - $nil) of general and administrative costs during the period.

In accordance with the new ceiling test requirements, the Company performed a ceiling test calculation at September 30, 2004 to assess the recoverable value of its oil and natural gas properties, based on the January 1, 2004 reserve report, which used a conversion rate of $1.00 Cdn. to $0.75 US. The following table summarizes the benchmark prices used in the January 1, 2004 reserve report.

Year	AECO C (C$/MMBTU)	Edmonton Reference (C$/BBL)
2004	$ 6.00	$ 37.61
2005	$ 5.31	$ 34.25
2006	$ 4.83	$ 32.90
2007	$ 4.87	$ 32.21
2008	$ 4.96	$ 32.85

The undiscounted value of future revenue from the Company's proved reserves exceeded the carrying value of Grand Banks' oil and natural gas properties at September 30, 2004.

4. Share Purchase Loans

The Company granted loans of $356,250 for the purchase of shares to certain employees and consultants. The loans have a six year term and bear interest at 5.75% per year, require interest only payments for the first year, and are limited recourse to the shares of the Corporation held as security. This includes a loan of $71,250 which was made to an officer.

5. Asset Retirement Obligation

(a) The Company's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $392,000, which will be incurred between 2005 and 2014. A credit-adjusted risk-free rate of 8 percent and an inflation rate of 2% was used to calculate the fair value of the asset retirement obligations. A reconciliation of the asset retirement obligations is provided below:

Asset retirement obligations	Nine-month period end September 30, 2004	Nine-month period end September 30, 2003	Year end December 31, 2003
Balance, beginning of period	$ 201,100	$ 110,300	$ 110,300
Liabilities incurred in period	80,303	77,487	77,487
Liabilities settled in period	-	-	(2,687)
Accretion expense	15,350	12,000	16,000
Balance, end of period	$ 296,753	$ 199,787	$ 201,100

(b) The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

Balance sheet	December 31, 2003	December 31, 2002
Asset retirement costs, included in property and equipment	$ 150,124	$ 98,037
Asset retirement obligations	$ 201,100	$ 110,300
Accumulated future removal and site restoration liability	$ (27,820)	$ (16,807)
Deficit adjustment	$ (23,156)	$ 4,544

Operations	Three-month period end September 30, 2003	Nine-month period end September 30, 2003	Year end December 31, 2003
Accretion expense	$ 4,000	$ 12,000	$ 16,000
Depletion and depreciation on asset retirement costs	6,200	17,400	25,400
Accrual of estimated future removal and site restoration liability	(2,800)	(7,100)	(13,700)
Net loss increase (decrease)	$ 7,400	$ 22,300	$ 27,700
Basic net loss per share	$0.00	$0.00	$0.00

6. Equity Instruments

(a) Issued and outstanding

	September 30, 2004 (unaudited)		December 31, 2003	
	Number of Shares	Amounts	Number of Shares	Amounts
Balance, beginning of year	15,637,032	$11,493,121	5,982,432	$ 34,792,955
Issued on exercise of warrants and options	-	-	946,000	946,000
Flow through shares issued	-	-	5,424,200	5,966,620
Issued for cash	3,034,267	2,882,554	3,034,400	2,957,680
Issued for property	-	-	250,000	250,000
Reduction in stated capital	-	-	-	(32,795,106)
Tax effect flow through shares (1)	-	(742,000)	-	(214,000)
Future tax benefit recognized	-	690,000	-	(39,900)
Share issue costs, net of tax effect	-	(79,247)	-	(371,128)
Balance, end of period	18,671,299	$ 14,244,428	15,637,032	$ 11,493,121
Weighted average number of common shares	18,025,177		8,935,064	

(1) *Calculated at an effective rate of 38.6% on renounced expenditures.*

(b) Flow through share information

	September 30 2004	December 31 2003
Remaining obligation from prior year	$ 5,695,120	$ 248,107
Amount of flow through shares issued	-	5,966,620
Expenditures incurred	(1,908,707)	(519,607)
Remaining obligation	$ 3,786,413	$ 5,695,120

(c) Stock options

As at September 30, 2004 the Company has the following stock options outstanding:

	Number of Shares	Option Price per Share Range	Weighted Average Exercise Price
Options outstanding, December 31, 2002	500,000	$1.00	$1.00
Options - granted	375,000	$1.00 - $1.15	$1.06
- exercised	(410,000)	$1.00	$1.00
- cancelled	(40,000)	$1.00	$1.00
Options outstanding, December 31, 2003	425,000	$1.00 - $1.15	$1.05
Options - granted	1,625,000	$1.05	$1.05
- cancelled	(470,000)	$1.00 - $1.15	$1.00
Options outstanding, September 30, 2004	1,580,000	$1.00 - $1.05	$1.04

6. Equity Instruments - continued

(c) Stock options continued

The following table summarizes information about the stock options outstanding at September 30, 2004:

Options Outstanding				Options Currently Exercisable		
Number	Option Price	Weighted Average Exercise Price	Weighted Average Term (years)	Number	Weighted Average Exercise Price	Weighted Average Term (years)
195,000	$ 1.00	$ 1.00	3.9 years	115,000	$ 1.00	2.4 years
1,385,000	$ 1.05	$ 1.05	5.6 years	461,670	$ 1.05	4.6 years
1,580,000		$ 1.04	5.4 years	576,670	$ 1.04	4.2 years

The following table summarizes information about the stock options outstanding at December 31, 2003:

Options Outstanding				Options Currently Exercisable		
Number	Option Price	Weighted Average Exercise Price	Weighted Average Term (years)	Number	Weighted Average Exercise Price	Weighted Average Term (years)
275,000	$ 1.00	$ 1.00	4.9 years	95,000	$ 1.00	2.2 years
150,000	$ 1.05	$ 1.05	6.3 years	-	$ -	-
425,000		$ 1.05	5.4 years	95,000	$ 1.00	2.2 years

(d) Warrants

As at September 30, 2004 the Company has the following share purchase warrants outstanding:

Issued	Expiry	Number	Price
Warrants outstanding, December 31, 2003	December 2004 (84,000 shares) and May 2005 (843,920 shares)	927,920	$1.23
Issued during the period	August and September 2005	1,517,134	$1.25
Total issued and outstanding, end of period		2,445,054	$1.24

No value has been attributed to the warrants as the amount is nominal.

7. Income Taxes

(a) The effective tax rate of income tax varies from the statutory rate as follows:

	Nine month period ended September 30, 2004	Year ended December 31, 2003
Income (loss) before taxes	$ (300,300)	$ (1,708,093)
Combined tax rates	38.6%	40.6%
Expected income tax provision at statutory rate	$ (115,976)	$ (364,760)
ARTC	(4,193)	(15,513)
Crown charges	63,851	70,820
Change in rate	(23,804)	(1,730,371)
Resource allowance	(30,184)	30,851
Stock compensation	58,578	27,447
Other	1,131	1,175
Valuation allowance	50,597	1,980,351
Actual income tax provision	$ -	$ -

(b) At September 30, 2004, subject to confirmation by income tax authorities, the Company has the following tax pools available to reduce future taxable income:

	September 30 2004	December 31 2003
Cumulative Canadian development expenses	$ 131,000	$ 330,919
Cumulative Canadian exploration expenses	6,986,000	6,373,558
Cumulative Canadian oil and gas property expenses	1,396,000	721,705
Foreign exploration and development expenses	10,218,000	11,047,091
Earned depletion	391,000	390,855
Undepreciated capital cost	1,119,000	492,083
Non-capital losses carried forward	12,378,000	11,813,031
Undeducted share issue costs carried forward	541,000	511,723
Alberta Crown Royalty Income	207,000	-
	$ 33,367,000	$ 31,680,965

The tax benefit of these losses has not been recognized as a future asset, as they do not meet the test of more likely than not realization.

(c) Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. The components of the Company's future income tax assets and liabilities are as follows:

Nature of temporary differences	September 30 2004	December 31 2003
Property and equipment	$ 4,647,438	$ 5,588,169
Asset retirement obligation	102,736	-
Unused non capital tax losses carried forward	4,285,135	4,089,325
Share issue costs	187,209	177,159
Unused capital losses carried forward	129,595	129,595
Alberta Crown Royalty Income	23,804	
	9,375,917	9,984,248
Valuation allowance	(9,375,917)	(9,984,248)
Future income tax asset (liability)	$ -	$ -

8. Related Party Transactions

The Company had the following related party transactions:

(a) The Company paid $42,175 (2003 - $126,490) to a company controlled by a director and/or officer for consulting fees for the nine months ended September 30, 2004.
(b) The Company conducts oil and gas exploration and development activities and related transactions with organizations managed or controlled by directors. These transactions are negotiated and conducted using standard industry agreements and terms.

All related party transactions are in the normal course of operations and have been measured at the agreed to exchange amounts, which is the amount of consideration established and agreed to by the related parties and which is similar to those negotiated with third parties.

9. Statement of Cash Flows

	Three month period ended September 30		Nine month period ended September 30	
	2004	2003	2004	2003
Changes in non-cash working capital :				
Accounts receivable	$ 25,038	$ (5,882)	$ (50,890)	$ (124,015)
Prepaid expenses and advances	(8,869)	45,539	(29,286)	(10,540)
Accounts payable	683,380	(97,915)	1,002,081	226,202
	699,549	(58,258)	921,905	91,647
Less amounts related to investing activities	979,626	(151,688)	884,695	89,335
	$ (280,077)	$ 93,430	$ 37,210	$ 2,312

10. Contingencies

The Company is subject to various regulatory and statutory requirements relating to the protection of the environment. These requirements, in addition to contractual agreements and management decisions, result in the accrual of estimated future removal and site restoration costs. Any changes in these estimates will affect future earnings.

Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and are to be funded mainly from the Company's cash provided by operating activities. Although the ultimate impact of these matters on net earnings cannot be determined at this time, it could be material for any one-quarter or year.

11. Subsequent Events

Subsequent to September 30, 2004 the Company issued 4,500,000 flow through share in a November 2004 private placement for $1.45 per share for total gross proceeds of $6,525,000. In addition, the Company issued 52,000 common shares upon the exercise of warrants for proceeds of $52,000. The Company also issued 150,000 stock options at $1.15 per share.

Grand Banks Energy Corporation
2004 Third Quarter Results
Form 51-102F1

Management Discussion and Analysis

Outlook

Grand Banks Energy Corporation spent the first nine months of 2004 putting in place the elements to build a solid base to support the future growth of the company. A financing that was completed in February 2004 raised the total funds in the corporate treasury to about $9.0 million at that time. A qualified and experienced board of directors and management team has been assembled. Finally, a number of drilling joint ventures and land acquisitions were undertaken in prospective areas.

Average corporate production increased to 139 boe per day in the third quarter, compared to the average production of 115 boe per day in the second quarter, with a third quarter exit volume in the 190 boe per day range. The tie-in of a significant gas well located on the Peace River Arch that was anticipated to be placed on production by the end of the third quarter has been delayed and it is now expected to be placed on production during December 2004. The net production from this well plus the Company's share of gas from the Bittern Lake gas well, for which tie-in arrangements are also currently being made, is expected to approximately double corporate production to the 400 boe per day range.

At the end of the third quarter, the Company commenced a drilling program in which it will participate in the drilling of approximately twelve wells with an average working interest of approximately 60%. This program will fully utilize all of the remaining flow through funds that were raised in November 2003. Also, as stated in recent press releases, Grand Banks has raised another $6.525 million through the private placement of 4.5 million flow through shares at a price of $1.45 per share. These funds will be used to help finance a number of new exploratory projects including the acquisition of two new 3D seismic surveys, as well as the drilling of a deep exploratory test well at Harley that will target a significant seismically defined Leduc pinnacle reef.

Grand Banks Energy Corporation, with its $33 million in tax pools, is an ideal vehicle for drill bit growth funded by money raised through the issuance of flow through shares. As production levels grow, the corporation will increasingly rely upon internal cash flow supplemented by bank lines to fund its future growth.

Grand Banks' fourth quarter drilling program contains high impact exploration wells that, if successful, could materially increase production and reserves. These exploration wells have been balanced with several lower risk wells that will help to maintain the growth of the Company. Grand Banks also reviews acquisition opportunities as they arise, where it believes that such deals may create the potential for additional shareholder value.

Grand Banks Energy Corporation
2004 Third Quarter Results
Form 51-102F1

Management Discussion and Analysis

Financial and Operating Results

The following tables summarize results for the first nine months of 2004 compared with 2003 as well as the most recent eight quarters. The prior period amounts have been restated for changes in accounting policies as described in the notes to the financial statements.

	Nine months ended September 30	
	2004	2003
Sales volumes – boe/day	123	81
Revenues	$ 1,596,937	$ 919,006
Net loss	$ (300,300)	$ (778,931)
Net loss per share	$ (0.02)	$ (0.10)

	September 30 2004	December 31 2003
Total assets	$ 14,395,049	$ 11,050,880
Working capital	$ 6,387,964	$ 7,469,647
Flow through share obligations	$ 3,786,413	$ 5,695,120

Quarters ended	September 30 2004	June 30 2004	March 31 2004	December 31 2003
Sales volumes boe/day	139	116	105	96
Gross revenue	$ 606,121	$ 513,415	$ 477,401	$ 321,948
Net loss	$ (50,101)	$ (69,930)	$ (180,269)	$ (146,750)
Loss per share	-	-	$ (0.01)	-
Total assets	$ 14,395,049	$ 13,664,945	$ 13,488,771	$ 11,050,880
Working Capital	$ 6,387,964	$ 8,139,064	$ 9,100,679	$ 7,469,647

Quarters ended	September 30 2003	June 30 2003	March 31 2003	December 31 2002
Sales volumes boe/day	86	85	70	44
Gross revenue	$ 313,557	$ 307,323	$ 298,126	$ 140,806
Net loss	$ (60,846)	$ (621,592)	$ (96,493)	$ (102,540)
Loss per share	$ (0.01)	$ (0.08)	$ (0.02)	$ (0.00)
Total assets	$ 4,557,239	$ 4,690,791	$ 3,245,844	$ 2,484,879
Working Capital	$ 1,005,985	$ 976,804	$ (317,845)	$ (259,576)

Grand Banks Energy Corporation
2004 Third Quarter Results
Form 51-102F1

Management Discussion and Analysis

Nine months ended September 30, 2004

Sales Volumes:

In the first nine months of 2004 product sales volumes increased 53% to 123 boe per day in 2004 from 81 boe per day for the nine months ended September 30, 2003. The increase in sales volumes was due to new wells at Berland River and Bonanza commencing production during the quarter.

Gross Revenues:

Gross revenues rose 74% in the first nine months of 2004 to $1,597,000 from $919,000 in 2003 as increased volumes were complemented with higher crude prices and interest income from the Company's increased working capital. The Company's average price was $43.27 per boe in 2004 compared with $41.27 per boe in 2003. Natural gas prices decreased from $7.16 per mcf in 2003 to $6.66 per mcf in 2004. Crude oil prices increased from $37.77 per bbl for the first nine months of 2003 to $46.52 per bbl for the first nine months in 2004. Interest income for the first half of 2004 rose to $133,000 from $10,000 in 2003 as the Company raised additional capital during 2003 and the first quarter of 2004.

Royalty Expense:

Royalty expense net of Alberta Royalty Tax Credit "ARTC" increased to $216,000 in the first nine months of 2004 from $150,000 in 2003 due to increased levels of production in 2004.

Production expenses:

Production expenses increased to $279,000 compared with $197,000 in 2003 due to increased volumes. On a boe basis the costs decreased from $8.92 in 2003 to $8.26 in 2004.

Depletion, depreciation and accretion:

Depletion, depreciation and accretion "DD&A" increased to $517,000 or $15.30 per boe in 2004 from $329,000 or $14.92 per boe in 2003. The 2004 DD&A costs include depletion of $492,000, accretion of the asset retirement obligation of $15,000 and depreciation of office equipment of $9,500. The increase in 2004 DD&A is primarily due to increased volumes.

Interest:

Interest expense increased to $152,000 in 2004 from $11,000 in 2003. Interest on flow through share obligations are $150,000 in 2004 compared with $3,000 in 2003. The interest costs on the Company's flow through obligations are the major costs as $3,786,000 in flow through obligations remained at the end of September 2004. Projects in place for the fourth quarter are expected to fully utilize the remaining flow through obligation.

Grand Banks Energy Corporation
2004 Third Quarter Results
Form 51-102F1

Management Discussion and Analysis

Nine months ended September 30, 2004

General and Administrative Costs:

General and administrative expenses "G&A" for 2004 and 2003 are summarized in the following table:

	Nine months ended September 30	
	2004	2003
Management fees	$ -	$ 480,000
Consulting fees	240,308	296,641
Salaries and benefits	404,954	57,949
Stock compensation	151,678	42,418
Rent and office costs	122,539	35,415
Filing and transfer fees	38,955	53,086
Legal and audit	26,005	24,798
Other	25,680	21,275
Overhead recovered	(7,962)	-
Overhead capitalized	(268,224)	-
	$733,933	$1,011,582

General and administrative ("G&A") costs were $733,933 net of recoveries in 2004 compared with $1,011,582 for the first nine months of 2003. The decrease in G&A is due to $276,000 in overhead capitalized and recovered in 2004 and lower costs of management fees and consulting fees. In addition, rent and office costs increased as the Company changed office locations to increase available space. Stock compensation, a non-cash cost, increased in both periods of 2004 as a result of more stock options granted.

Net Loss:

For the nine months ended September 30, 2004 Grand Banks had a loss of $300,000, or $0.02 per share, compared with a loss of $779,000 or $0.10 per share in 2003. The improvement results from higher sales volumes combined with lower G&A costs.

Grand Banks Energy Corporation
2004 Third Quarter Results
Form 51-102F1

Management Discussion and Analysis

Three months ended September 30, 2004

Sales Volumes:

For the three months ended September 30, 2004 product sales volumes increased 60% to 139 boe per day in 2004 from 86 boe per day in for the three months ended September 30, 2003. During the quarter the Company added production from new wells in Bonanza and Berland River.

Gross Revenues:

Gross revenues rose 93% for the third quarter of 2004 to $606,000 from $314,000 in 2003. As during the first nine months, the increase for the quarter was due to higher sales volumes, increased crude oil prices and higher interest income from the Company's increased working capital. Average product prices were $44.35 per boe in 2004 compared with $38.43 per boe in 2003. Crude oil prices increased to $51.47 in 2004 versus $37.33 for the same quarter in 2003. Natural gas prices decreased modestly to $6.20 per mcf in 2003 from $6.37 per mcf in 2003. Interest income for the first three months of 2004 rose to $41,000 from $8,000 in 2003 because the Company had raised additional capital.

Royalty Expense:

Royalty expense net of Alberta Royalty Tax Credit "ARTC" increased to $105,000 in the third quarter of 2004 from $24,000 in 2003 due to increased levels of production in 2004 combined with the end of a royalty holiday period on a well at Wizard Lake.

Production expenses:

Production expenses increased to $93,000 in the third quarter of 2004 compared with $84,000 in 2003. The Company's production from the new wells has lower costs per boe than the existing mature production. On a boe basis the costs decreased from $10.57 in 2003 to $7.33 in 2004.

Depletion, depreciation and accretion:

DD&A increased to $196,000 or $15.38 per boe in 2004 from $129,000 or $16.23 per boe in 2003. The 2004 DD&A costs include depletion of $186,700, accretion of the asset retirement obligation of $5,600 and deprecation of office equipment of $3,700. The increase in 2004 DD&A is primarily due to increased volumes. Unevaluated costs relating to land, seismic and drilling of $1,590,000 were excluded from depletion at September 30, 2004.

Interest:

Interest expense increased to $39,000 in 2004 from $54 in 2003. The increase in interest costs in 2004 is due to interest on flow through shares.

Grand Banks Energy Corporation
2004 Third Quarter Results
Form 51-102F1

Management Discussion and Analysis

Three months ended September 30, 2004

General and Administrative Costs:

General and administrative expenses for the quarters are summarized in the following table:

	Three months ended September 30	
	2004	2003
Consulting fees	58,068	50,098
Salaries and benefits	121,287	31,009
Stock compensation	59,849	21,209
Rent and office costs	44,454	9,117
Filing and transfer fees	5,310	6,526
Legal and audit	7,446	8,820
Other	8,248	10,506
Overhead recovered	(7,446)	-
Overhead capitalized	(74,706)	-
	$222,510	$137,285

General and administrative costs for the third quarter of 2004 were $223,000 net of recoveries compared with $137,000 for the same quarter in 2003. The increase in G&A is due to higher salaries, office and stock compensation costs as staff levels and office space were increased to accommodate the drilling program. This was partially offset by increased overhead capitalized and recovered in 2004.

Net Loss:

For the third quarter, Grand Banks had a loss of $50,000, for $0.00 per share, compared with a loss of $61,000 or $0.01 per share in 2003. The improvement results from higher sales volumes and increased oil prices.

Grand Banks Energy Corporation
2004 Third Quarter Results
Form 51-102F1

Management Discussion and Analysis

Liquidity and Capital Resources:

The Company has working capital of $6.4 million at September 30, 2004, of which $7.1 million was cash and short term investments. Grand Banks also has a $750,000 line of credit at prime plus 1.5% which was not drawn at September 30, 2004, plus a modest cash flow from existing operations. The Company has not declared any dividends.

At September 30, 2004, Grand Banks has an obligation to spend $3.8 million of flow through qualifying expenditures by December 31, 2004. To date, the Company has been reliant upon equity financing to support its exploration and development program.

Financing Activities:

In the first quarter of 2004 Grand Banks issued 3,034,267 common shares for gross proceeds of $2,882,554. These private placements included 1,517,134 warrants exercisable at $1.25 within 18 months. During the six months ended June 30, 2004 the Company granted 1,045,000 stock options exercisable at $1.05 per share.

The Company granted loans of $356,250 during the first half of 2004 for the purchase of shares to certain employees and consultants. The loans have a six year term and bear interest at 5.75% per year, require interest only payments for the first year, and are limited recourse to the shares of the Corporation held as security. One of these loans is to an officer of the Company.

Subsequent to quarter end the Company closed a flow through share equity financing issuing 4,500,000 shares at $1.45 for gross proceeds of $6,525,000. The funds were raised for the company's drilling program in late 2004 and during 2005.

Investing Activities:

Capital expenditures during the first nine months of 2004 were $3,870,000 compared with $705,000 in the same period in 2003. Capital expenditures for 2004 include land of $812,000, seismic of $612,000, and drilling and completion costs of $1,667,000 and equipment of $472,000.

Contractual Obligations:

There were no material changes in the company's contractual obligations during the quarter other than for ongoing operations in the ordinary course of business.

Grand Banks Energy Corporation
2004 Third Quarter Results
Form 51-102F1

Management Discussion and Analysis

Eight Quarter Review:

Over the past eight quarters the Company has changed from a small production company to an active exploration company.

Volumes grew from 44 boe per day for the quarter ended December 31, 2002 to 139 boe per day for the current quarter. The Company acquired a property at Wood River in the fourth quarter of 2002 which added to the production base at Ghost Pine, Pine Creek and Princess in Alberta, and Success in Saskatchewan. One new well drilled at Bashaw was placed on stream in March 2003. In August 2003 one new well drilled at Wizard Lake was placed on stream. In the fourth quarter of 2003 two new wells at Wood River came on stream. The increase in volumes for the current quarter resulted from new wells at Bonanza and Berland River.

The higher relative net loss for the quarter ended June 30, 2003 was due to one time general and administrative costs. The loss for fourth quarter of 2003 was increased by higher depletion rates resulting from reduced proved reserves under the new reserves definition. The loss continues to decline as additional volumes from the 2003 and 2004 drilling program are placed on stream.

Total assets and working capital have increased as a result of equity financings during the second and fourth quarters of 2003 and the first quarter of 2004.

New Accounting Policies

Full Cost Accounting:
The Company has adopted the new CICA Accounting Guideline 16 "Oil and Gas Accounting – Full Cost". The new quideline modifies how the ceiling test is performed, and requires that cost centres be tested for recoverability using undiscounted future cash flows from proved reserves which are determined by using forward indexed prices. When the carrying amount of a cost centre is not recoverable, the cost centre would be written down to its fair value. Fair value is estimated using accepted present value techniques, which incorporate risks and other uncertainties when determining expected cash flows. There is no impact on the Company's reported financial results as a result of applying the new Accounting Guideline 16.

Asset Retirement Obligation:
On January 1, 2004, the Company retroactively adopted the Canadian accounting standard outlined in CICA Handbook Section 3110, "Asset Retirement Obligations". Previously, estimated future site restoration costs were provided for over the life of the proved reserves on a unit of production basis.

Under the new accounting standard, the Company records the fair value of legal obligations associated with the retirement of long-lived tangible assets, such as petroleum and natural gas assets, in the period in which they are acquired or drilled and a corresponding increase in the carrying amount of the long-lived asset. The liability accretes until the Company expects to settle the retirement obligation. The asset retirement costs are depleted using the unit of production method. Actual costs to retire the tangible assets are deducted from the liability as incurred.

As required by the new standard, all prior periods have been restated for the change in accounting policy. The details of these changes are included in Note 5 to the financial statements.

Other Items

Critical Accounting Estimates:

Management is required to make judgments, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the financial results of the company.

Reserve estimates have a significant impact on income or loss, as they are a key component in the calculation of depletion, depreciation and accretion costs. A change in the reserve quantity estimates will result in a corresponding change in DD&A costs. In addition, if capitalized costs are determined to be in excess of the calculated ceiling, which is based on reserve quantities and values, the excess must be written off as an expense. Asset retirement costs are estimated, discounted and carried on the balance sheet as a liability. A change in estimated future asset restoration costs will change the liability on the balance sheet and the amortization of asset retirement costs included in property and equipment.

Related Party Transactions:

During the first six months of 2004 the Company paid $42,000 to a director and/or officer for consulting fees. In addition, Grand Banks conducts oil and gas exploration and development activities and related transactions with organizations managed or controlled by directors. Additional information regarding these items is contained in the notes to the financial statements.

Management Changes:

On November 2, 2004 the Company named Keith Wilford as Vice President of Operations.

Company Directors:

The following table summaries the members of the board of directors.

		Director since	Audit Committee	Reserves Committee	Compensation Committee
E.C. (Ted) McFeely	President, CEO and Chairman of the Board	June 2001		Member	Member
Brian H. Gore	Independent Director	January 2004			Chairman
Kenneth H. Hayes	Independent Director	January 2004	Member	Member	Member
W.J. (Bill) McNaughton	Independent Director	May 2004	Chairman		
Thomas S. Bamford	Independent Director	August 2004	Member	Chairman	

Grand Banks Energy Corporation
2004 Third Quarter Results
Form 51-102F1

Management Discussion and Analysis

Outstanding Shares, Options and Warrants:

The following table is a summary of the Company's share capital structure.

	at September 30, 2004	at November 22, 2004
Common Shares outstanding	18,671,299	23,223,299
Warrants outstanding	2,445,054	2,393,054
Options outstanding	1,580,000	1,730,000

Additional details on the shares, options and warrants outstanding at the end of the period are available in the notes to the financial statements.

Forward –Looking Statements:

This document contains statements that are forward-looking, such as those relating to results of operations and financial condition, capital spending, financing sources, commodity prices, costs of production and the magnitude of oil and natural gas reserves. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly actual results may differ materially from those predicted. The forward-looking statements contained in this quarterly report are as of November 22, 2004 and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Grand Banks disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Other Information:

Additional information regarding Grand Banks Energy Corporation's reserves and other data is available on SEDAR at sedar.com.

GRAND BANKS ENERGY CORPORATION

MATERIAL CHANGE REPORT

1. **Reporting Issuer:**

The name and address of the reporting issuer is Grand Banks Energy Corporation ("Grand Banks"), with its principal office at 1600, 444 – 5th Avenue SW, Calgary, Alberta, T2P 2T8 and its registered office at Suite 1600, 444 – 5th Avenue SW, Calgary, Alberta T2P 2T8.

2. **Date of Material Change:**

The material change occurred on January 15, 2004.

3. **News Release:**

A press release reporting the material change was issued on January 15, 2004 through the services of Filing Services Canada.

4. **Summary of Material Change:**

Grand Banks announced a proposed private placement.

5. **Full Description of Material Change:**

Grand Banks Energy Corporation ("Grand Banks") announced that it intends to issue by private placement up to 2,000,000 units ("Units") at a price of $0.95 per Unit. Each Unit is to be comprised of one common share and one half of one common share purchase warrant ("Warrant"). Each full Warrant shall entitle the holder to acquire one common share for a period of eighteen months from the date of closing of the offering at a price of $1.25 per share. The proceeds raised will be used for Grand Bank's ongoing 2004 exploration and development program.

This offering is subject to the approval of the TSX-Venture Exchange.

6. **Reliance on Section 118(2) of the Securities Act:**

Not Applicable

7. **Omitted Information:**

Not Applicable

8. Senior Officers:

Edward C. (Ted) McFeely
31 Strathroy Bay S.W.
Calgary, Alberta
T3H 1H2
(403) 262-8666 ext 1

9. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED January 22, 2004 at Calgary, Alberta.

GRAND BANKS ENERGY CORPORATION

By: "Edward C. McFeely"
Edward C. McFeely,
Chairman

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE *SECURITIES REGULATION* FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

GRAND BANKS ENERGY CORPORATION

MATERIAL CHANGE REPORT

1. **Reporting Issuer:**

   The name and address of the reporting issuer is Grand Banks Energy Corporation ("Grand Banks"), with its principal office at 1600, 444 – 5th Avenue SW, Calgary, Alberta, T2P 2T8 and its registered office at Suite 1600, 444 – 5th Avenue SW, Calgary, Alberta T2P 2T8.

2. **Date of Material Change:**

   The material change occurred on January 23, 2004.

3. **News Release:**

   A press release reporting the material change was issued on January 23, 2004 through the services of CCN Matthews.

4. **Summary of Material Change:**

   Randell B. Pardy resigns as Director, President and Chief Executive Officer.

5. **Full Description of Material Change:**

   Randell B. Pardy resigns as Director, President and Chief Executive Officer.

6. **Reliance on Section 118(2) of the Securities Act:**

   Not Applicable

7. **Omitted Information:**

   Not Applicable

8. **Senior Officers:**

   Edward C. (Ted) McFeely
   31 Strathroy Bay S.W.
   Calgary, Alberta
   T3H 1H2
   (403) 262-8666 ext 1

9. **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to herein.

DATED January 23, 2004 at Calgary, Alberta.

GRAND BANKS ENERGY CORPORATION

By: "Edward C. McFeely
Edward C. McFeely,
Chairman

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE *SECURITIES REGULATION* FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

GRAND BANKS ENERGY CORPORATION

MATERIAL CHANGE REPORT

1. **Reporting Issuer:**

The name and address of the reporting issuer is Grand Banks Energy Corporation ("Grand Banks"), with its principal office at 1600, 444 – 5th Avenue SW, Calgary, Alberta, T2P 2T8 and its registered office at Suite 1600, 444 – 5th Avenue SW, Calgary, Alberta T2P 2T8.

2. **Date of Material Change:**

The material changes occurred on January 27, 2004, January 28, 2004 and January 29, 2004.

3. **News Release:**

A press release reporting the material change was issued on January 29, 2004 through the services of CCN Matthews.

4. **Summary of Material Change:**

Grand Banks announced new directors, a change in a proposed private placement and granting of incentive stock options.

5. **Full Description of Material Change:**

Mr. Brian Gore and Mr. Kenneth Hayes have joined its Board of Directors, effective immediately.

Brian Gore is a professional landman with extensive experience in both executive roles and as a director of public resource companies. Mr. Gore has over 27 years of Industry experience and has held executive positions with Renaissance Energy, Barrington Petroleum and Cigar Oil & Gas. Mr. Gore most recently held the position of Chairman and C.E.O. of Pivotal Energy Ltd. A plan of Arrangement involving Pivotal Energy Ltd. and Fairborne Energy Ltd. was effected in July 2003.

Kenneth H. Hayes is a native Albertan and holds a M. Sc. (Geology).He has been a member of AAPEGA as a Professional Geologist since 1974. Mr. Hayes has approximately 30 years of diverse and successful experience in the oil and gas business in Western Canada and Internationally. Currently, Mr. Hayes is the Founder /CEO of Wilderness Energy Corp., a private company engaged in oil and gas exploration in Western Canada and Internationally. Previously, from 1989 to 2001 he was a founder and President /CEO of Cometra Energy (Canada) Limited and Canrock Pipelines Ltd., which were also private energy companies.

The Corporation is also pleased to announce that it intends to increase it's previously announced private placement from a maximum of 2,000,000 units to a maximum of 3,000,000 units at a price of $0.95 per unit ("Unit"). Each Unit is to be comprised of one common share and one half of one common share purchase warrant ("Warrant"). Each full Warrant shall entitle the holder to acquire one common share for a period of eighteen months from the date of closing of the offering at a price of $1.25 per share. It is intended that Insiders will participate in the Private Placement for up to 1,100,000 Units. The proceeds will be used for Grand Bank's ongoing 2004 exploration and development program.

The offering is subject to the approval of the TSX-Venture Exchange.

The Corporation also announces the granting of incentive stock options to purchase up to 680,000 common shares to directors of the Corporation. Options have been granted to Edward C. (Ted) McFeely (240,000), Brian H. Gore (200,000), Ken H. Hayes (200,000), and Shawn D. McDonald (40,000). The options will be granted for a period of five (5) years, commencing on January 29, 2004, at $1.05 per share. The options will vest in three equal parts with one part vesting immediately and the other two parts each vesting on the next two subsequent anniversary dates.

The granting of the said options is subject to acceptance by the TSX-Venture Exchange.

6. **Reliance on Section 118(2) of the Securities Act:**

Not Applicable

7. **Omitted Information:**

Not Applicable

8. **Senior Officers:**

Edward C. (Ted) McFeely
31 Strathroy Bay S.W.
Calgary, Alberta
T3H 1H2
(403) 262-8666 ext 1

9. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED January 29, 2004 at Calgary, Alberta.

GRAND BANKS ENERGY CORPORATION

By: ______________________

Edward C. McFeely,
Chairman

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE *SECURITIES REGULATION* FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

GRAND BANKS ENERGY CORPORATION

MATERIAL CHANGE REPORT

1. Reporting Issuer:

The name and address of the reporting issuer is Grand Banks Energy Corporation ("Grand Banks"), with its principal office at 1600, 444 – 5th Avenue SW, Calgary, Alberta, T2P 2T8 and its registered office at Suite 1600, 444 – 5th Avenue SW, Calgary, Alberta T2P 2T8.

2. Date of Material Change:

The material change occurred on February 27, 2004.

3. News Release:

A press release reporting the material change was issued on February 27, 2004 through the services of CCN Matthews.

4. Summary of Material Change:

Grand Banks announced the closing of a $2.7 million private placement.

5. Full Description of Material Change:

Grand Banks issued 2,884,267 units at a price of $0.95 per unit for aggregate gross proceeds of $2,740,053.65. Each unit is comprised of one common share and one half of one share purchase warrant. Each whole warrant is exercisable for 18 months at a price of $1.25 per share. Upon completion of this offering Grand Banks now has 18,713,300 outstanding.

The securities issued have been issued with a four month hold period expiring on June 28, 2004.

6. Reliance on Section 118(2) of the Securities Act:

Not Applicable

7. Omitted Information:

Not Applicable

8. Senior Officers:

Edward C. (Ted) McFeely
31 Strathroy Bay S.W.
Calgary, Alberta
T3H 1H2
(403) 262-8666 ext 1

9. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED March 4, 2004 at Calgary, Alberta.

GRAND BANKS ENERGY CORPORATION

By: "signed"
Shawn McDonald,
Corporate Secretary

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE *SECURITIES REGULATION* FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

GRAND BANKS ENERGY CORPORATION

MATERIAL CHANGE REPORT

1. **Reporting Issuer:**

The name and address of the reporting issuer is Grand Banks Energy Corporation ("Grand Banks"), with its principal office at 1600, 444 – 5th Avenue SW, Calgary, Alberta, T2P 2T8 and its registered office at Suite 1600, 444 – 5th Avenue SW, Calgary, Alberta T2P 2T8.

2. **Date of Material Change:**

The material changes occurred on March 5, 2004.

3. **News Release:**

A press release reporting the material change was issued on March 5, 2004 through the services of CCN Matthews.

4. **Summary of Material Change:**

Grand Banks announced the closing of a $142,500 private placement and granting of incentive stock options..

5. **Full Description of Material Change:**

Grand Banks issued 150,000 units at a price of $0.95 per unit for aggregate gross proceeds of $142,500. Each unit is comprised of one common share and one half of one share purchase warrant. Each whole warrant is exercisable for 18 months at a price of $1.25 per share. Upon completion of this offering Grand Banks now has 18, outstanding.

The securities issued have been issued with a four month hold period expiring on July 6, 2004.

In addition Grand Banks granted incentive stock options to purchase up to 165,000 common shares. The options have a 5 year term and are exercisable at $1.05 per share. The options will vest in three equal parts with one part vesting immediately and the other two parts each vesting on the next two subsequent anniversary dates.

6. **Reliance on Section 118(2) of the Securities Act:**

Not Applicable

7. **Omitted Information:**

Not Applicable

8. Senior Officers:

Edward C. (Ted) McFeely
31 Strathroy Bay S.W.
Calgary, Alberta
T3H 1H2
(403) 262-8666 ext 1

Shawn McDonald
149 Sierra Nevada Place S.W.
Calgary, Alberta
T3H 3M6
(403) 262-8666 ext. 3

9. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED March 15, 2004 at Calgary, Alberta.

GRAND BANKS ENERGY CORPORATION

By: "Shawn McDonald"
Shawn McDonald, Corporate Secretary

IT IS AN OFFENCE UNDER THE ***SECURITIES ACT*** AND THE ***SECURITIES REGULATION*** FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION

GRAND BANKS ENERGY CORPORATION

MATERIAL CHANGE REPORT

1. **Reporting Issuer:**

The name and address of the reporting issuer is Grand Banks Energy Corporation ("Grand Banks"), with its principal office at 1600, 444 – 5th Avenue SW, Calgary, Alberta, T2P 2T8 and its registered office at Suite 1600, 444 – 5th Avenue SW, Calgary, Alberta T2P 2T8.

2. **Date of Material Change:**

The material changes occurred on August 24, 2004.

3. **News Release:**

A press release reporting the material change was issued on August 26, 2004 through the services of CCN Matthews.

4. **Summary of Material Change:**

Grand Banks announced a new director and the granting of incentive stock options.

5. **Full Description of Material Change:**

Mr. Thomas S. Bamford, P. Eng has joined its Board of Directors as an independent board member, effective immediately. Mr. Bamford is a Professional Engineer with over 29 years of experience in the oil & gas industry and he will be serving as the Chairman of the Reserves Committee.

The Corporation also announced today the granting of 580,000 stock options exercisable at $1.05 per share to directors, officers, and employees for a period of five years from the later of the date of grant or the date of vesting. The options will vest in three equal parts with one part vesting immediately and the other two parts each vesting on the next two subsequent anniversary dates. (On a change of management or control these options vest immediately). After the grant of these options, the Corporation will have a total of 1.58 million options outstanding at an exercise price of $1.00 to $1.05 per share. The Corporation currently has 18.67 million shares outstanding.

The granting of the said options is subject to acceptance by the applicable securities regulatory authorities.

6. Reliance on Section 118(2) of the Securities Act:

Not Applicable

7. Omitted Information:

Not Applicable

8. Senior Officers:

Edward C. (Ted) McFeely
117 Aspen Meadows Court S.W.
Calgary, Alberta
T3H 4T3
(403) 262-8666 ext 1

Shawn McDonald
149 Sierra Nevada Place S.W.
Calgary, Alberta
T3H 3M6
(403) 262-8666 ext. 3

9. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED August 31, 2004 at Calgary, Alberta.

GRAND BANKS ENERGY CORPORATION

By: signed "Shawn McDonald"
Shawn D. McDonald, Corporate Secretary

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE *SECURITIES REGULATION* FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Grand Banks Energy Corporation (**"Grand Banks"**)
1600, 444 - 5th Avenue S.W.
Calgary, Alberta T2P 2T8

Item 2. Date of Material Change

October 22, 2004 and October 26, 2004

Item 3. News Release

Press releases were disseminated through CCN Matthews on October 25, 2004 and October 27, 2004.

Item 4. Summary of Material Change

On October 25, 2004, Grand Banks announced a $4.35 million flow through private placement and on October 27, 2004, Grand Banks announced that it has increased the size of the private placement.

Item 5. Full Description of Material Change

On October 25, 2004, Grand Banks announced that it has entered into a bought deal financing agreement led by Acumen Capital Finance Partners Limited to issue 3 million flow-through common shares on a private placement basis at a price of $1.45 per share, for gross proceeds of $4.35 million. In addition, Grand Banks has granted the underwriters an over allotment option of 500,000 flow-through shares at the issue price.

On October 27, 2004, Grand Banks announced that it has increased the private placement announced October 25, 2004 from $5.075 million to $6.525 million. The Underwriters, Acumen Capital Partners and Haywood Securities Inc., have exercised their option to place an additional 500,000 flow through shares and Grand Banks has agreed to a placement of an additional 1,000,000 flow through shares. As a result a total of 4,500,000 flow through shares will be issued at $1.45 per share.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

None.

Item 8. Executive Officer

E.C. (Ted) McFeely, Chairman, President and Chief Executive Officer
Phone: (403) 262-8666

Item. 9 Date of Report

October 28, 2004

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Grand Banks Energy Corporation (**"Grand Banks"**)
1600, 444 - 5th Avenue S.W.
Calgary, Alberta T2P 2T8

Item 2. Date of Material Change

November 12, 2004

Item 3. News Release

A press release was disseminated through CCN Matthews on November 12, 2004.

Item 4. Summary of Material Change

On November 12, 2004, Grand Banks announced completion of the private placement.

Item 5. Full Description of Material Change

On November 12, 2004, Grand Banks announced that the "bought deal" financing, first announced October 25, 2004, was completed. A total of 4,500,000 common shares were issued on a "flow-through" basis (the "flow-through shares") at a price of $1.45 per share for gross proceeds of $6,525,000.

Acumen Capital Finance Partners Limited and Haywood Securities Inc. acted as underwriters. The flow-through shares are subject to a four month hold period. The net proceeds of the private placement will be used to fund expenditures that will qualify as Canadian Exploration Expense, which will be renounced to subscribers for the 2004 taxation year.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

None.

Item 8. Executive Officer

E.C. (Ted) McFeely, Chairman, President and Chief Executive Officer
Phone: (403) 262-8666

Item. 9 Date of Report

November 16, 2004

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Grand Banks Energy Corporation (**"Grand Banks"**)
1600, 444 - 5th Avenue S.W.
Calgary, Alberta T2P 2T8

Item 2. Date of Material Change

March 3, 2005

Item 3. News Release

A press release was disseminated through CCN Matthews on March 3, 2005.

Item 4. Summary of Material Change

Grand Banks announced completion of the private placement.

Item 5. Full Description of Material Change

On March 3, 2005, Grand Banks announced that the "bought deal" financing announced on February 14, 2005 was completed. The underwriters, Haywood Securities Inc. and Acumen Capital Finance Partners Limited, exercised their option in full and an aggregate of 3,000,000 common shares were issued on a flow-through basis at a price of $1.95 per share for total gross proceeds of $5,875,000. The shares issued are subject to a four month hold period that expires on July 4, 2005.

The net proceeds of the private placement will be used for exploration and development, including the Company's participation in an expanded high impact deep gas exploration program. This program will involve the drilling, over the next year, of up to seven 3D seismically defined Devonian targets located in West Central Alberta and N.E. British Columbia.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

None.

Item 8. Executive Officer

E.C. (Ted) McFeely, Chairman, President and Chief Executive Officer
Phone: (403) 262-8666

Item. 9 Date of Report

March 3, 2005

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

TO: BRITISH COLUMBIA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION

Grand Banks Energy Corporation (the "Corporation") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on February 28, 2004 of 2,884,267 units at $0.95 per unit ("Unit"), the Corporation was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date. Each Unit is comprised of one common share and one half of one common share purchase warrant ("Warrant"). Each full Warrant entitles the holder to acquire one common share for a period of eighteen months from the date of closing of the offering at a price of $1.25 per share.

DATED at Calgary, Alberta this 27th day of February, 2004.

GRAND BANKS ENERGY CORPORATION

By: (signed)
Shawn McDonald,
Corporate Secretary

192387-338921
CAL_DOCS #1397940 v. 1